The Power of Our Global Brands



CARNIVAL
CORPORATION
2002 ANNUAL REPORT

CARNIVAL
CORPORATION

To Our Shareholders:

Many companies can deliver solid results under favorable market conditions, but it takes a particularly resilient organization to sustain that level of performance when times get tough. I'm pleased to report that in fiscal 2002, Carnival Corporation proved once again that we could maintain our record for industry-leading performance even amidst the most challenging conditions I have seen in my 35 years in the cruise business.

In response to the pressures on the leisure travel industry created by the tragic events of September 11, 2001, we lowered our prices to increase the value of cruising and encourage vacationers to select cruising over land-based alternatives. We also instituted a series of measures to strengthen our balance sheet, reduce expenditures and make cruising more attractive and convenient. These actions helped to drive a rebound in our business and enabled us to post 2002 financial results that were better than we had anticipated. Although our revenues declined to $4.37 billion compared with $4.54 billion in 2001, net income rose to $1.02 billion, compared with $926 million last year. Earnings per share also grew to $1.73 from $1.58 in 2001, reflecting our ability to withstand worldwide geopolitical events.

Our earnings stability and strong balance sheet were powerful assets as we continued to expand geographically, build the strength of our brands and expand our fleet. Our solid financial foundation also enabled us to continue our quest to acquire P&O Princess Cruises plc, a strategic measure that will round out our brand portfolio, expand our presence around the globe, and enable us to leverage new economies of scale to drive efficiencies. Our offer to acquire P&O Princess will be presented for consideration to P&O Princess and Carnival shareholders at separate shareholder meetings during the second quarter of 2003. We expect to provide our shareholders with a full report once those meetings are concluded.

Despite the fact that we are still operating in a tough economic environment, we view Carnival's long-term prospects as favorable. Our bullish outlook stems from the strengths that make Carnival unique in our industry: the power of our six brands, our proven growth strategy, a high level of consumer satisfaction with our wide range of cruise products, and the skill of our management team. We believe that these strengths, combined with the fact that we operate a flexible business that performs well even in a challenging environment, will continue to drive our success over the long term.

In the meantime, we continue our commitment to careful cost containment, an effort that spans the activities of the entire organization, and includes our publication of this purposely abbreviated Annual Report. We trust that our shareholders will appreciate our attention to cost control efforts, particularly as we navigate today's difficult economic times.

Micky Arison
Chairman and Chief Executive Officer
March 10, 2003

WORLD'S LEADING
CRUISE LINES
www.leaderships.com

Financial Highlights

Carnival Corporation

(In millions of dollars, except earnings per share)	2002	2001	2000	1999	1998
Revenues	**$ 4,368**	$ 4,536	$3,779	$3,497	$3,009
Net Income	**$ 1,016**	$ 926	$ 965	$1,027	$ 836
Earnings Per Share	**$ 1.73**	$ 1.58	$ 1.60	$ 1.66	$ 1.40
Cash From Operations	**$ 1,469**	$ 1,239	$1,280	$1,330	$1,092
Total Assets	**$12,335**	$11,564	$9,831	$8,286	$7,179

Shareholder Benefit

Carnival Corporation is pleased to extend the following benefit to our shareholders:

$250 Onboard credit per stateroom on sailings of 14 days or longer
$100 Onboard credit per stateroom on sailings of 7–13 days
$ 50 Onboard credit per stateroom on sailings of 6 days or less

This benefit is applicable on sailings through July 31, 2004 aboard Carnival Cruise Lines, Costa Cruises, Cunard Line, Holland America Line, Seabourn Cruise Line and Windstar Cruises.

This benefit is available to shareholders holding a minimum of 100 shares. Employees, travel agents cruising at travel agent rates, tour conductors or anyone cruising on a reduced-rate or complimentary basis are excluded from this offer. This benefit is not transferable, not combinable with any other shipboard offer and cannot be used for casino credits/charges and tips charged to your onboard account. Only one onboard credit per shareholder-occupied stateroom. Reservations must be made by February 28, 2004.

Please provide your name, reservation number, ship and sailing date, along with proof of ownership of Carnival Corporation stock (i.e., photocopy of shareholder proxy card or a current brokerage statement) and the initial deposit to your travel agent or to the cruise line you have selected.

CARNIVAL CRUISE LINES
Research Supervisor, Reservation Administration
3655 N.W. 87th Avenue
Miami, FL 33178
Tel 800-438-6744 ext. 70041
Fax 305-406-5882

HOLLAND AMERICA LINE/WINDSTAR
Reservation Administration Agent
300 Elliott Avenue West
Seattle, WA 98119
Tel 800-426-0327 ext. 4042
Fax 206-298-3059

COSTA CRUISES
Director, Passenger Services
200 S. Park Road, Suite 200
Hollywood, FL 33021
Tel 800-462-6782
Fax 954-266-2100

CUNARD LINE/SEABOURN
Supervisor, Guest Services
6100 Blue Lagoon Drive
Suite 400
Miami, FL 33126
Tel 800-528-6273 ext. 1214
Fax 305-463-3038

Consolidated Statements of Operations

Carnival Corporation

(in thousands, except earnings per share)	Years Ended November 30, **2002**	2001	2000
Revenues	**$4,368,269**	$4,535,751	$3,778,542
Costs and Expenses			
Operating	**2,311,919**	2,468,730	2,058,342
Selling and administrative	**611,948**	618,664	487,403
Depreciation and amortization	**382,343**	372,224	287,667
Impairment charge	**20,000**	140,378	
Loss (income) from affiliated operations, net		44,024	(37,828)
	3,326,210	3,644,020	2,795,584
Operating Income	**1,042,059**	891,731	982,958
Nonoperating (Expense) Income			
Interest income	**32,140**	34,255	16,506
Interest expense, net of capitalized interest	**(110,740)**	(120,692)	(41,372)
Other (expense) income, net	**(4,080)**	108,649	8,460
	(82,680)	22,212	(16,406)
Income Before Income Taxes	**959,379**	913,943	966,552
Income Tax Benefit (Expense), Net	**56,562**	12,257	(1,094)
Net Income	**$1,015,941**	$ 926,200	$ 965,458
Earnings Per Share			
Basic	**$ 1.73**	$ 1.58	$ 1.61
Diluted	**$ 1.73**	$ 1.58	$ 1.60

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

Carnival Corporation

(in thousands, except par value)	November 30, 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 666,700**	$ 1,421,300
Short-term investments	**39,005**	36,784
Accounts receivable, net	**108,327**	90,763
Inventories	**91,310**	91,996
Prepaid expenses and other	**148,420**	113,798
Fair value of hedged firm commitments	**78,390**	204,347
Total current assets	**1,132,152**	1,958,988
Property and Equipment, Net	**10,115,404**	8,390,230
Goodwill	**681,056**	651,814
Other Assets	**297,175**	188,915
Fair Value of Hedged Firm Commitments	**109,061**	373,605
	$12,334,848	$11,563,552
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	**$ 148,642**	$ 21,764
Accounts payable	**268,687**	269,467
Accrued liabilities	**290,391**	298,032
Customer deposits	**770,637**	627,698
Dividends payable	**61,612**	61,548
Fair value of derivative contracts	**79,837**	201,731
Total current liabilities	**1,619,806**	1,480,240
Long-Term Debt	**3,011,969**	2,954,854
Deferred Income and Other Long-Term Liabilities	**170,814**	157,998
Fair Value of Derivative Contracts	**114,356**	379,683
Commitments and Contingencies (Notes 7 and 8)		
Shareholders' Equity		
Common stock; $.01 par value; 960,000 shares authorized; 586,788 shares issued and outstanding at 2002 (620,019 shares issued at 2001)	**5,868**	6,200
Additional paid-in capital	**1,089,125**	1,805,248
Retained earnings	**6,325,850**	5,556,296
Unearned stock compensation	**(11,181)**	(12,398)
Accumulated other comprehensive income (loss)	**8,241**	(36,932)
Treasury stock; 33,848 shares at cost		(727,637)
Total shareholders' equity	**7,417,903**	6,590,777
	$12,334,848	$11,563,552

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Carnival Corporation

(in thousands)	Years Ended November 30, **2002**	2001	2000
OPERATING ACTIVITIES			
Net income	**$ 1,015,941**	$ 926,200	$ 965,458
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**382,343**	372,224	287,667
Impairment charge	**20,000**	140,378	
Gain on sale of investments in affiliates, net		(116,698)	
Loss (income) from affiliated operations and dividends received		56,910	(21,362)
Accretion of original issue discount	**19,294**	2,174	199
Other	**14,664**	19,025	(14,888)
Changes in operating assets and liabilities, *excluding businesses acquired and consolidated*			
(Increase) decrease in			
Receivables	**(5,452)**	(7,134)	(15,132)
Inventories	**1,667**	8,455	(8,205)
Prepaid expenses and other	**(80,593)**	43,691	(21,972)
(Decrease) increase in			
Accounts payable	**(12,011)**	(63,227)	58,133
Accrued and other liabilities	**(28,380)**	(335)	(5,977)
Customer deposits	**141,559**	(142,727)	55,614
Net cash provided by operating activities	**1,469,032**	1,238,936	1,279,535
INVESTING ACTIVITIES			
Additions to property and equipment, net	**(1,986,482)**	(826,568)	(1,003,348)
Proceeds from sale of investments in affiliates		531,225	
Proceeds from sale of property and equipment	**4,071**	15,000	51,350
Acquisition of consolidated subsidiary, net			(383,640)
Sale (purchase) of short-term investments, net	**2,213**	(33,395)	22,170
Other, net	**(39,855)**	(28,178)	21,441
Net cash used in investing activities	**(2,020,053)**	(341,916)	(1,292,027)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	**231,940**	2,574,281	1,020,091
Purchase of treasury stock			(705,137)
Principal repayments of long-term debt	**(189,678)**	(1,971,026)	(388,429)
Dividends paid	**(246,323)**	(245,844)	(254,333)
Proceeds from issuance of common stock, net	**7,240**	5,274	7,811
Other, principally debt issuance costs	**(1,544)**	(25,531)	
Net cash (used in) provided by financing activities	**(198,365)**	337,154	(319,997)
Effect of exchange rate changes on cash and cash equivalents	**(5,214)**	(2,156)	
Net (decrease) increase in cash and cash equivalents	**(754,600)**	1,232,018	(332,489)
Cash and cash equivalents at beginning of year	**1,421,300**	189,282	521,771
Cash and cash equivalents at end of year	**$ 666,700**	$ 1,421,300	$ 189,282

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Carnival Corporation

(in thousands)	Comprehensive income	Common stock	Additional paid-in capital	Retained earnings	Unearned stock compensation	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
Balances at November 30, 1999		$6,170	$1,757,408	$4,176,498	$ (9,945)	$ 1,116		$5,931,247
Comprehensive income								
Net income	$ 965,458			965,458				965,458
Foreign currency translation adjustment	(73,943)					(73,943)		(73,943)
Unrealized losses on marketable securities, net	(2,232)					(2,232)		(2,232)
Total comprehensive income	$ 889,283							
Cash dividends				(250,923)				(250,923)
Issuance of stock under stock plans		6	15,489		(5,977)			9,518
Amortization of unearned stock compensation					3,639			3,639
Effect of conforming Costa's reporting period				(7,010)				(7,010)
Purchase of treasury stock							$(705,137)	(705,137)
Balances at November 30, 2000		6,176	1,772,897	4,884,023	(12,283)	(75,059)	(705,137)	5,870,617
Comprehensive income								
Net income	$ 926,200			926,200				926,200
Foreign currency translation adjustment, net	45,781					45,781		45,781
Unrealized gains on marketable securities, net	6,411					6,411		6,411
Minimum pension liability adjustment	(5,521)					(5,521)		(5,521)
Changes related to cash flow derivative hedges, net	(4,330)					(4,330)		(4,330)
Transition adjustment for cash flow derivative hedges	(4,214)					(4,214)		(4,214)
Total comprehensive income	$ 964,327							
Cash dividends				(246,021)				(246,021)
Issuance of stock under stock plans		24	32,351		(4,601)		(22,500)	5,274
Amortization of unearned stock compensation					4,486			4,486
Effect of conforming Airtours' reporting period				(7,906)				(7,906)
Balances at November 30, 2001		6,200	1,805,248	5,556,296	(12,398)	(36,932)	(727,637)	6,590,777
Comprehensive income								
Net income	**$1,015,941**			**1,015,941**				**1,015,941**
Foreign currency translation adjustment	**51,294**					**51,294**		**51,294**
Minimum pension liability adjustment	**(9,166)**					**(9,166)**		**(9,166)**
Unrealized gains on marketable securities, net	**2,579**					**2,579**		**2,579**
Changes related to cash flow derivative hedges, net	**466**					**466**		**466**
Total comprehensive income	**$1,061,114**							
Cash dividends				**(246,387)**				**(246,387)**
Issuance of stock under stock plans		**6**	**11,176**		**(3,942)**			**7,240**
Retirement of treasury stock		**(338)**	**(727,299)**				**727,637**	
Amortization of unearned stock compensation					**5,159**			**5,159**
Balances at November 30, 2002		**$5,868**	**$1,089,125**	**$6,325,850**	**$(11,181)**	**$ 8,241**	**$**	**$7,417,903**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—General

Description of Business

Carnival Corporation is a Panamanian corporation and, together with its consolidated subsidiaries, is referred to collectively in these consolidated financial statements and elsewhere in this 2002 Annual Report as "our," "us" and "we." We are a global cruise vacation and leisure travel provider that operates six cruise lines under the brand names Carnival Cruise Lines ("CCL"), Costa Cruises ("Costa"), Cunard Line ("Cunard"), Holland America Line ("Holland America"), Seabourn Cruise Line ("Seabourn") and Windstar Cruises ("Windstar") and a tour business, Holland America Tours ("Tours"). CCL operates eighteen cruise ships with destinations primarily to the Caribbean, the Bahamas and the Mexican Riviera. Holland America operates eleven cruise ships with destinations primarily to Alaska, the Caribbean and Europe. Costa operates eight cruise ships with destinations primarily to Europe, the Caribbean and South America. Cunard operates two premium/luxury cruise ships and Seabourn and Windstar each operate three luxury cruise ships with destinations to the Caribbean, Europe, Central America, Tahiti and other worldwide destinations. Our current fleet of 45 ships has a passenger capacity of 67,282 lower berths. Tours is a leading cruise/tour operator in Alaska and the Canadian Yukon. Tours also markets sightseeing packages, both separately and as a part of our cruise/tour packages.

Preparation of Financial Statements

The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported and disclosed in our financial statements. Actual results could differ from these estimates. All material intercompany accounts, transactions and unrealized profits and losses on transactions within our consolidated group and with affiliates are eliminated in consolidation.

Note 2—Summary Of Significant Accounting Policies

Basis of Presentation

We consolidate subsidiaries over which we have control, as typically evidenced by a direct ownership interest of greater than 50%. For affiliates where significant influence over financial and operating policies exists, as typically evidenced by a direct ownership interest from 20% to 50%, the investment is accounted for using the equity method. See Note 5.

Prior to our acquisition of Costa in late fiscal 2000, we accounted for our 50% interest in Costa using the equity method and recorded our portion of Costa's operating results as earnings from affiliated operations on a two-month lag basis. As of November 30, 2000, we changed how we report Costa's operating results from a two-month lag basis to reporting on Costa's current month's results. Accordingly, our November 30, 2000 consolidated balance sheet included Costa's November 30, 2000 balance sheet. The impact of conforming Costa's reporting period on our fiscal 2000 revenues, operating income and net income was not material. Commencing in fiscal 2001, Costa's results of operations were also consolidated on a current month basis in the same manner as our other wholly-owned subsidiaries. See Note 17.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents include investments with original maturities of three months or less are stated at cost. At November 30, 2002 and 2001, cash and cash equivalents included $616 million and $1.38 billion of investments, respectively, primarily comprised of strong investment grade asset-backed debt obligations and money market funds.

Short-term investments are comprised of marketable debt and equity securities which are categorized as available for sale and, accordingly, are stated at their fair values. Unrealized gains and losses are included as a component of accumulated other comprehensive income (loss) ("AOCI") within shareholders' equity until realized. The specific identification method is used to determine realized gains or losses.

Inventories

Inventories consist primarily of provisions, spare parts, supplies and fuel carried at the lower of cost or market. Cost is determined using the weighted-average or first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization was computed using the straight-line method over our estimates of average useful lives and residual values, as a percentage of original cost, as follows:

	Residual Values	Years
Ships	15%	30
Buildings and improvements	0-10%	5-40
Transportation equipment and other	0-25%	2-20
Leasehold improvements, including port facilities		Shorter of lease term or related asset life

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated undiscounted future cash flows are less than the carrying value of the asset, an impairment charge is recognized for the excess, if any, of the assets carrying value over its estimated fair value (see Notes 4 and 16).

Dry-dock costs are included in prepaid expenses and are amortized to operating expenses using the straight-line method generally over one year.

Ship improvement costs that we believe add value to our ships are capitalized to the ships, and depreciated over the improvements' estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest on ships and other capital projects during their construction period. Upon the replacement or refurbishment of previously capitalized ship components, these assets' estimated cost and accumulated depreciation are written-off and any resulting gain or loss is recognized in our results of operations. No such material gains or losses were recognized in fiscal 2002, 2001 or 2000. See Note 3.

Gains or losses on the sale of property and equipment are classified as nonoperating other income or expense. In fiscal 2002, we realized an $8 million loss on the sale of the former Nieuw Amsterdam.

Goodwill

Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" requires companies to stop amortizing goodwill and requires an annual, or when events or circumstances dictate a more frequent, impairment review of goodwill. Accordingly, upon adoption of SFAS No. 142 on December 1, 2001, we ceased amortizing our goodwill, all of which has been allocated to our Costa, Cunard and Holland America reportable units, which are all part of our reportable cruise segment. We completed the transitional and annual impairment tests of these reporting units' existing goodwill as of December 1, 2001 and July 31, 2002, respectively, and determined that their goodwill was not impaired. There has been no change to our goodwill carrying amount since November 30, 2001, other than the change resulting from using a different foreign currency translation rate at November 30, 2002 compared to November 30, 2001.

If goodwill amortization, including goodwill expensed as part of our loss or income from affiliated operations, had not been recorded for fiscal 2001 and 2000 our adjusted net income and adjusted basic and diluted earnings per share would have been as follows (in thousands, except per share amounts):

	2001	2000
Net income	$926,200	$965,458
Goodwill amortization	25,480	23,046
Adjusted net income	$951,680	$988,504
Adjusted earnings per share		
Basic	$ 1.63	$ 1.65
Diluted	$ 1.62	$ 1.64

The SFAS No. 142 goodwill impairment review consists of a two-step process of first determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. Fair values of our reporting units were determined based on our estimates of comparable market price or discounted future cash flows. If this fair value exceeds the carrying value, which was the case for our reporting units, no further analysis or goodwill write-down is required. If the fair value of the reporting unit is less than the carrying value of the net assets, the implied fair value of the reporting unit is allocated to all the underlying assets and liabilities, including both recognized and unrecognized tangible and intangible assets, based on their fair value. If necessary, goodwill is then written-down to its implied fair value.

Prior to fiscal 2002, our goodwill was reviewed for impairment pursuant to the same policy as our other long-lived assets as discussed above (see Note 4) and our goodwill was amortized over 40 years using the straight-line method. In addition, accumulated goodwill amortization at November 30, 2001 was $118 million.

Derivative Instruments and Hedging Activities

We utilize derivative instruments, such as forward foreign currency contracts to limit our exposure to fluctuations in foreign currency exchange rates and interest rate swaps to manage our interest rate exposure and to achieve a desired proportion of variable and fixed rate debt (see Note 11).

Our most significant contracts to buy foreign currency are forward contracts entered into to fix the cost in United States ("U.S.") dollars of seven of our foreign currency denominated shipbuilding commitments (see Note 7). If our shipbuilding contract is denominated in the functional currency of the cruise line that is expected to be operating the ship, we have not entered into a forward foreign currency contract to hedge that commitment.

Effective December 1, 2000, we adopted SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative instruments be recorded on our balance sheet at their fair values. Derivatives that are not hedges must be recorded at fair value and the changes in fair value must be immediately included in earnings. If a derivative is a fair value hedge, then changes in the fair value of the derivative are offset against the changes in the fair value of the underlying hedged firm commitment. If a derivative is a cash flow hedge, then changes in the fair value of the derivative are recognized as a component of AOCI until the underlying hedged item is recognized in earnings. The ineffective portion of a hedge derivative's change in fair value is immediately recognized in earnings. We formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategies for undertaking our hedge transactions. Upon adoption, we recorded an adjustment of $4.2 million in AOCI to record the unrealized net losses from our cash flow hedges that existed on December 1, 2000.

The total $187 million and $578 million of current and long-term fair value of hedged firm commitment assets on our November 30, 2002 and 2001 balance sheets, respectively, includes $178 million and $567 million, respectively, of unrealized gains on our shipbuilding commitments denominated in foreign currencies because of the strengthening of the dollar compared to the euro. In addition, the total $194 million and $581 million of fair value of derivative contract liabilities on our November 30, 2002 and 2001 balance sheets, respectively, includes $178 million and $567 million of unrealized losses on our forward foreign currency contracts relating to those same shipbuilding commitments, which are used to fix the cost of our shipbuilding commitments in U.S. dollars, and effectively offsets the related hedged firm commitment assets.

We classify the fair value of our derivative contracts and the fair value of our offsetting hedged firm commitments as either current or long-term liabilities and assets depending on whether the maturity date of the derivative contract is within or beyond one year from our balance sheet dates, respectively. The cash flows from derivatives treated as hedges are classified in our statements of cash flows in the same category as the item being hedged.

Derivative gains and losses included in AOCI are reclassified into earnings at the same time the underlying hedged transaction is recorded in earnings. During fiscal 2002 and 2001, all net changes in the fair value of both our fair value hedges and the offsetting hedged firm commitments and our cash flow hedges were immaterial, as were any ineffective portions of these hedges. No fair value hedges or cash flow hedges were derecognized or discontinued in fiscal 2002 and 2001, and the amount of estimated unrealized net losses which are expected to be reclassified to earnings in the next twelve months is not material. At November 30, 2002 and 2001, AOCI included $8 million and $8.5 million of unrealized net losses, respectively, from cash flow hedge derivatives, which were substantially all variable to fixed interest rate swap agreements.

Finally, if any of the three shipyards with which we have contracted to build our ships is unable to perform, we would still be required to perform under our foreign currency forward contracts related to that shipyard's shipbuilding contracts. Accordingly, based upon the circumstances, we may have to discontinue the accounting for those forward contracts as hedges, if the shipyard cannot perform.

Prior to fiscal 2001, changes in the fair values of and any discounts or premiums on, our shipbuilding forward foreign currency contract hedges were recorded at maturity, which coincided with the dates when the related foreign currency payments were to be made, with any resulting gains or losses recorded as a decrease or increase, respectively, to the cost paid for our ships.

Revenue and Expense Recognition

Guest cruise deposits represent unearned revenues and are initially recorded as customer deposit liabilities on our balance sheet when received. Customer deposits are subsequently recognized as cruise revenues, together with revenues from onboard activities and all associated direct costs of a voyage, generally upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days. Future travel discount vouchers issued to guests are recorded as a reduction of revenues when such vouchers are utilized. Revenues and expenses from our tour and related services are recognized at the time the services are performed or expenses are incurred.

Advertising Costs

Substantially all of our advertising costs are charged to expense as incurred, except costs which result in tangible assets, such as brochures, which are recorded as prepaid expenses and charged to expense as consumed. Media production costs are also recorded as prepaid expenses and charged to expense upon the first airing of the advertisement. Advertising expenses totaled $208 million, $214 million and $181 million in fiscal 2002, 2001 and 2000, respectively. At November 30, 2002 and 2001, the amount of advertising costs included in prepaid expenses was not material.

Foreign Currency Translations and Transactions

For our foreign subsidiaries and affiliates using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Translation adjustments resulting from this process are reported in AOCI. Revenues and expenses of these foreign subsidiaries and affiliates are translated at weighted-average exchange rates for the period. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are immediately included in our earnings.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period. See Note 14.

Stock-Based Compensation

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," we elected to use the intrinsic value method of accounting for our employee and director stock-based compensation awards. Accordingly, we have not recognized compensation expense for our noncompensatory employee and director stock option awards. Our pro forma net income and earnings per share for fiscal 2002 and 2001, had we elected to adopt the fair value approach of SFAS No. 123, which charges earnings for the estimated fair value of stock options, would have been $991 million and $904 million and $1.69 and $1.54, respectively, and would not have been materially different from reported net income and earnings per share for fiscal 2000.

As determined below, the weighted-average fair values of options we granted during fiscal 2002, 2001 and 2000 were $12.16, $12.67 and $13.31 per share, respectively, at the dates of grant. As recommended by SFAS No. 123, the fair values of options were estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2002, 2001 and 2000, respectively; expected dividend yields of 1.23%, 1.16% and 1.17%; expected volatility of 48.0%, 50.0% and 28.9%; risk free interest rates of 4.3%, 4.5% and 6.4%; and expected option life of six years for all periods.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting or trading restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including expected stock price volatility. Because our options have characteristics different from those of traded options, the existing models do not necessarily provide a reliable single measure of the fair value of our options.

Concentrations of Credit Risk

As part of our ongoing control procedures, we monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including counterparty nonperformance under derivative instruments, contingent obligations and new ship progress payment guarantees, is considered minimal, as we primarily conduct business with large, well-established financial institutions who have long-term credit ratings of A or above and we seek to diversify our counterparties. In addition, we have established guidelines regarding credit ratings and investment maturities that we follow to maintain safety and liquidity. We do not anticipate nonperformance by any of our significant counterparties.

We also monitor the creditworthiness of our customers to which we grant credit terms in the normal course of our business. Concentrations of credit risk associated with these receivables are considered minimal primarily due to their short maturities. We have experienced only minimal credit losses on our trade receivables. We do not normally require collateral or other security to support normal credit sales. However, we do normally require collateral and/or guarantees to support notes receivable on significant asset sales and new ship progress payments to shipyards.

Reclassifications

Reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3—Property and Equipment

Property and equipment consisted of the following (in thousands):

	November 30,	
	2002	2001
Ships	**$10,665,958**	$ 8,892,412
Ships under construction	**712,447**	592,781
	11,378,405	9,485,193
Land, buildings and improvements, and port facilities	**314,448**	264,294
Transportation equipment and other	**409,310**	349,188
Total property and equipment	**12,102,163**	10,098,675
Less accumulated depreciation and amortization	**(1,986,759)**	(1,708,445)
	$10,115,404	$ 8,390,230

Capitalized interest, primarily on our ships under construction, amounted to $39 million, $29 million and $41 million in fiscal 2002, 2001 and 2000, respectively. Ships under construction include progress payments for the construction of the ship, as well as design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items. At November 30, 2002, two ships with an aggregate net book value of $623 million were pledged as collateral pursuant to a $119 million note and a $463 million contingent obligation (see Notes 6 and 8).

Maintenance and repair expenses and dry-dock amortization were $175 million, $160 million and $132 million in fiscal 2002, 2001 and 2000, respectively.

Note 4—Impairment Charge

During fiscal 2002 and 2001, we reviewed our long-lived assets and goodwill for which there were indications of possible impairment or as required annually pursuant to SFAS No. 142. As a result of these reviews, in fiscal 2002 we reduced the carrying value of one of our ships by recording an impairment charge of $20 million. In fiscal 2001, we recorded an impairment charge of $140 million, which consisted principally of a $71 million reduction in the carrying value of ships, a $36 million write-off of Seabourn goodwill, a $15 million write-down of a Holland America note receivable and a $11 million loss on the sale of the Seabourn Goddess I and II. The impaired ships' and note receivable fair values were based on third party appraisals, negotiations with unrelated third parties or other available evidence, and the fair value of the impaired goodwill was based on our estimates of discounted future cash flows.

Note 5—Investments In and Advances To Affiliates

On June 1, 2001, we sold our investment in Airtours plc, which resulted in a nonoperating net gain of $101 million and net cash proceeds of $492 million. Cumulative foreign currency translation losses of $59 million were reclassified from AOCI and included in determining this 2001 net gain. We also recorded a direct charge of $8 million to our retained earnings in fiscal 2001, which represented our share of Airtours' losses for April and May 2001, since Airtours results were reported on a two-month lag.

In fiscal 2001, we sold our interest in CRC Holdings, Inc. ("CRC") to an unrelated third party, which resulted in a nonoperating net gain of $16 million and net cash proceeds of $39 million. One of the members of our Board of Directors was a principal shareholder in CRC.

Dividends received from affiliates were $13 million and $16 million in fiscal 2001 and 2000, respectively, which reduced the carrying value of our investments in affiliates in accordance with the equity method of accounting.

Income statement and segment information for fiscal 2000 for our affiliated companies accounted for using the equity method, including Airtours and Costa, was as follows: revenues—$6.7 billion, gross margin—$1.3 billion, operating income—$5 million, depreciation and amortization—$152 million, net income—$20 million and capital expenditures—$650 million. Since we sold our interest in Airtours and CRC during fiscal 2001, no data has been presented for fiscal 2002 and 2001.

Note 6—Long-Term Debt

Long-term debt consisted of the following (in thousands):

	November 30, 2002[(a)]	November 30, 2001[(a)]
Euro floating rate note, collateralized by one Costa ship, bearing interest at euribor plus 0.5% (4.0% and 4.8% at November 30, 2002 and 2001, respectively), due through 2008	**$ 118,727**	$ 125,770
Unsecured fixed rate notes, bearing interest at rates ranging from 6.15% to 7.7%, due through 2028[(b)]	**848,900**	848,779
Unsecured floating rate euro notes, bearing interest at rates ranging from euribor plus 0.35% to euribor plus 0.53% (3.6% to 4.0% and 3.9% to 4.9% at November 30, 2002 and 2001, respectively), due 2005 and 2006	**680,377**	604,068
Unsecured fixed rate euro notes, bearing interest at 5.57%, due in 2006	**297,195**	266,223
Unsecured $1.4 billion revolving credit facility, bearing interest at libor plus 0.17% (1.6% at November 30, 2002), due in 2006	**50,000**	
Other	**44,468**	29,833
Unsecured 2% convertible notes, due in 2021	**600,000**	600,000
Unsecured zero-coupon convertible notes, net of discount, with a face value of $1.05 billion, due in 2021	**520,944**	501,945
	3,160,611	2,976,618
Less portion due within one year	**(148,642)**	(21,764)
	$3,011,969	$2,954,854

(a) All borrowings are in U.S. dollars unless otherwise noted. Euro denominated notes have been translated to U.S. dollars at the period end exchange rates. At November 30, 2002 and 2001, 65% and 66% of our debt was U.S. dollar denominated and 35% and 34% was euro denominated, respectively.

(b) These notes are not redeemable prior to maturity.

Our unsecured 2% convertible notes ("2% Notes") and our zero-coupon convertible notes ("Zero-Coupon Notes") are convertible into 15.3 million shares and 17.4 million shares, respectively, of our common stock. Our 2% Notes are convertible at a conversion price of $39.14 per share, subject to adjustment, during any fiscal quarter for which the closing price of our common stock is greater than $43.05 per share for a defined duration of time.

Our Zero-Coupon Notes have a 3.75% yield to maturity and are convertible during any fiscal quarter for which the closing price of our common stock reaches certain targeted levels for a defined duration of time. These levels commenced at a low of $31.94 per share for the first quarter of fiscal 2002 and increase at an annual rate of 3.75% thereafter, until maturity. The conditions for conversion of our 2% Notes or Zero-Coupon Notes were not met during fiscal 2002 and 2001.

Subsequent to April 14, 2008, we may redeem all or a portion of our 2% Notes at their face value plus any unpaid accrued interest, and subsequent to October 23, 2008, we may redeem all or a portion of our Zero-Coupon Notes at their accreted value.

In addition, on April 15 of 2005, 2008 and 2011 our 2% Noteholders and on October 24 of 2006, 2008, 2011 and 2016 our Zero-Coupon Noteholders may require us to repurchase all or a portion of the outstanding 2% Notes at their face value plus any unpaid accrued interest and the Zero-Coupon Notes at their accreted value.

Upon conversion, redemption or repurchase of our 2% Notes and Zero-Coupon Notes we may choose to deliver common stock, cash or a combination of cash and common stock with a total value equal to the value of the consideration otherwise deliverable. If our 2% Notes and Zero-Coupon Notes were to be put back to us, we expect to settle them for cash and, accordingly, they are not included in our diluted earnings per share common stock calculations. However, no assurance can be given that we will have sufficient liquidity to make such cash payments. See Note 14.

In May 2001, Costa entered into a five-year 257.5 million euro (255.6 million U.S. dollars at the November 30, 2002 exchange rate) unsecured floating rate euro denominated revolving credit facility, of which $145 million was available at November 30, 2002.

Our $1.4 billion unsecured multi-currency revolving credit facility matures in June 2006. This facility currently bears interest at libor/euribor plus 17 basis points ("BPS"), which interest rate spread over libor/euribor will vary based on changes to our senior unsecured debt ratings, and provides for an undrawn facility fee of eight BPS. Our commercial paper program is supported by this revolving credit facility and, accordingly, any amounts outstanding under our commercial paper program, none at November 30, 2002 and 2001, reduce the aggregate amount available under this facility. At November 30, 2002, $1.35 billion of this facility was available. This facility and other of our loan agreements contain covenants that require us, among other things, to maintain a minimum debt service coverage and limits our debt to tangible capital ratio and the amount of our secured indebtedness. In addition, our ability to draw upon the then available portion of our $1.4 billion credit facility could be terminated and we could also be required to repay the amounts outstanding under our one collateralized and three unsecured euro notes, which amounted to $722 million at November 30, 2002, if our business suffers a material adverse change. At November 30, 2002, we were in compliance with all of our debt covenants.

At November 30, 2002, the scheduled annual maturities of our long-term debt was as follows (in thousands):

Fiscal	
2003	$ 148,642
2004	127,985
2005	907,648[(a)]
2006	1,387,209[(a)]
2007	22,833
Thereafter	566,294
	$3,160,611

(a) Includes $600 million of our 2% Notes in 2005 and $521 million of our Zero-Coupon Notes in 2006 based on the date of the noteholders first put option.

Debt issuance costs are generally amortized to interest expense using the straight-line method over the term of the notes or to the noteholders first put option date, whichever is earlier. In addition, all loan issue discounts are amortized to interest expense using the effective interest method over the term of the notes.

Note 7—Commitments

Ship Commitments

A description of our ships under contract for construction at November 30, 2002 was as follows (in millions, except passenger capacity data):

Ship	Expected Service Date[1]	Shipyard	Passenger Capacity[2]	Estimated Total Cost[3]
CCL				
Carnival Glory	7/03	Fincantieri	2,974	$ 510
Carnival Miracle	3/04	Masa-Yards[4]	2,124	375
Carnival Valor	11/04	Fincantieri[4]	2,974	510
Newbuild	1/06	Fincantieri	2,974	460
Total CCL			11,046	1,855
Holland America				
Oosterdam	7/03	Fincantieri[4]	1,848	410
Westerdam	5/04	Fincantieri[4]	1,848	410
Newbuild	11/05	Fincantieri[4]	1,848	410
Newbuild	6/06	Fincantieri	1,848	390
Total Holland America			7,392	1,620
Costa				
Costa Mediterranea	6/03	Masa-Yards[5]	2,114	360
Costa Fortuna	12/03	Fincantieri[5]	2,720	440
Costa Magica	11/04	Fincantieri[5]	2,720	460
Total Costa			7,554	1,260
Cunard				
Queen Mary 2	1/04	Chantiers de l'Atlantique[4]	2,620	780
Newbuild	2/05	Fincantieri[4]	1,968	410
Total Cunard			4,588	1,190
Total			30,580	$5,925

(1) The expected service date is the date the ship is currently expected to begin its first revenue generating cruise.

(2) In accordance with cruise industry practice, passenger capacity is calculated based on two passengers per cabin even though some cabins can accommodate three or more passengers.

(3) Estimated total cost of the completed ship includes the contract price with the shipyard, design and engineering fees, capitalized interest, construction oversight costs and various owner supplied items.

(4) These construction contracts are denominated in euros and have been fixed into U.S. dollars through the utilization of forward foreign currency contracts. The $178 million of unrealized losses from these forward contracts has been recorded as fair value of derivative contract liabilities on our November 30, 2002 balance sheet and are also included in the above estimated total cost of these construction contracts.

(5) These construction contracts are denominated in euros, which is Costa's functional currency. The estimated total costs have been translated into U.S. dollars using the November 30, 2002 exchange rate.

In connection with our ships under contract for construction, we have paid approximately $712 million through November 30, 2002 and anticipate paying the remaining estimated total cost as follows (in millions):

Fiscal	
2003	$1,630
2004	2,110
2005	1,140
2006	330
	$5,210

Proposed Dual-Listed Company Transaction with P&O Princess Cruises plc ("P&O Princess")

After a series of preconditional offers made to the shareholders of P&O Princess by us, commencing in December 2001, on January 8, 2003 we entered into an agreement with P&O Princess, the world's third largest cruise company, providing for a combination of both companies (the "Combined Group") under a dual-listed company ("DLC") structure.

If the DLC transaction is completed, it would create a combination of the two companies through a number of contracts and certain amendments to our Articles of Incorporation and By-Laws and to P&O Princess'

Memorandum and Articles of Association. The two companies would retain their separate legal identities and each company's shares would continue to be publicly traded on the New York Stock Exchange for us and the London Stock Exchange for P&O Princess. However, both companies would operate as if they were a single economic enterprise. The contracts governing the DLC structure would provide that the boards of directors of the two companies would be identical, the companies would be managed by a unified senior management team and that, as far as possible, P&O Princess' and our shareholders would be placed in substantially the same economic position as if they held shares in a single enterprise which owned all of the assets of both companies. The net effect of the DLC transaction would be that our existing shareholders would own an economic interest equal to approximately 74% of the Combined Group and the existing shareholders of P&O Princess would own an economic interest equal to approximately 26% of the Combined Group. Also in connection with the DLC transaction, we will be making a Partial Share Offer ("PSO") for 20% of P&O Princess' shares, which will enable P&O Princess shareholders to exchange P&O Princess shares for our shares on the basis of 0.3004 of our shares for each P&O Princess share up to, in aggregate, a maximum of 20% of P&O Princess issued share capital. If the maximum number of P&O Princess' shares are exchanged under the PSO, holders of our shares, including our new shareholders who exchanged their P&O Princess shares for our shares under the PSO, would own an economic interest equal to approximately 79% of the Combined Group and holders of P&O Princess shares would own an economic interest equal to approximately 21% of the Combined Group. The PSO is conditional on, among other things, the closing of the DLC transaction. Upon completion of the DLC transaction, P&O Princess will reorganize and consolidate its share capital so that one share of P&O Princess will have the same economic and voting interest as one of our shares.

The completion of the DLC transaction between P&O Princess and us is subject to approval by P&O Princess' shareholders and our shareholders. No assurance can be given that the DLC transaction will be completed and, if it is completed, when completion will take place. If the DLC transaction is not completed by September 30, 2003, either party can terminate the agreement if it is not in material breach of its obligations. We have incurred $30 million of transaction costs as of November 30, 2002, and continue to incur costs, which have been or will be deferred in connection with the DLC transaction. In the event a transaction with P&O Princess is not consummated, we would be required to write off the above $30 million plus all costs incurred and deferred subsequent to November 30, 2002, resulting in an estimated total write-off of approximately $45 million to $50 million. If the DLC transaction or another transaction with P&O Princess is completed by us, these deferred costs, together with any additional direct costs, which may be incurred, would be capitalized as part of the transaction.

If our agreement with P&O Princess is terminated under certain circumstances, we would be required to pay P&O Princess a break fee of $49 million. These circumstances include, among other things, our Board of Directors withdrawing or adversely modifying its recommendation to shareholders to approve the DLC transaction, our Board of Directors recommending an alternative acquisition proposal to shareholders, or our shareholders failing to approve the DLC transaction if a third-party acquisition proposal exists at the time of our meeting or if we breach our exclusivity covenant and a third party acquisition proposal with respect to us is completed prior to July 2004. Similarly, P&O Princess would be obligated to pay us a break fee of $49 million upon the occurrence of reciprocal circumstances.

If the DLC transaction is completed, we expect to account for it as an acquisition of P&O Princess by us, which will be accounted for using the purchase method.

Operating Leases

Rent expense under our operating leases, primarily for office and warehouse space, was $15 million, $13 million and $10 million in fiscal 2002, 2001 and 2000, respectively. At November 30, 2002, minimum annual rentals for our operating leases, with initial or remaining terms in excess of one year, were as follows (in thousands):

Fiscal	
2003	$ 10,700
2004	9,300
2005	9,100
2006	9,100
2007	6,000
Thereafter	25,300
	$ 69,500

Port Facilities and Other

At November 30, 2002, we had commitments through 2027, with initial or remaining terms in excess of one year, to pay minimum amounts for our annual usage of port facilities and other contractual commitments as follows (in thousands):

Fiscal	
2003	$ 52,100
2004	38,800
2005	25,300
2006	25,800
2007	27,100
Thereafter	179,600
	$348,700

Travel Vouchers

Pursuant to CCL's and Holland America's settlement of litigation, travel vouchers with face values of $10 to $55 were required to be issued to qualified past passengers. As of November 30, 2002, approximately $123 million of these travel vouchers are available to be used for future travel prior to their expiration, principally in fiscal 2005.

Note 8—Contingencies

Litigation

Several actions (collectively, the "ADA Complaints") have been filed against Costa, Cunard and Tours alleging that they violated the Americans with Disabilities Act by failing to make certain cruise ships accessible to individuals with disabilities. The plaintiffs seek injunctive relief to require modifications to certain vessels to increase accessibility to disabled passengers and fees and costs. Costa and the plaintiffs have agreed to settle this action, subject to court approval. Cunard and Tours are in ongoing settlement negotiations with the plaintiffs.

Three actions (collectively, the "Facsimile Complaints") were filed against us on behalf of purported classes of persons who received unsolicited advertisements via facsimile, alleging that we and other defendants distributed unsolicited advertisements via facsimile in contravention of the U.S. Telephone Consumer Protection Act. The plaintiffs seek to enjoin the sending of unsolicited facsimile advertisements and statutory damages. The advertisements referred to in the Facsimile Complaints were not sent by us, but rather were distributed by a professional faxing company at the behest of travel agencies that referenced a CCL product. We do not advertise directly to the traveling public through the use of facsimile transmission.

The ultimate outcome of the pending ADA and Facsimile Complaints cannot be determined at this time. We believe that we have meritorious defenses to these claims and, accordingly, we intend to vigorously defend against these actions.

Several actions filed in the U.S. District Court for the Southern District of Florida against us and four of our executive officers on behalf of a purported class of persons who purchased our common stock were consolidated into one action in Florida (the "Stock Purchaser Complaint"). The plaintiffs have claimed that statements we made in public filings violated federal securities laws and seek unspecified compensatory damages and attorney and expert fees and costs. Recently, a magistrate judge recommended that our motion to dismiss the Stock Purchaser Complaint be granted and that the plaintiffs' amended complaint be dismissed without prejudice. However, because it was dismissed without prejudice, the plaintiffs may file a new amended complaint. Nevertheless, the parties have entered into a memorandum of understanding settling the case pending confirmatory discovery and judicial approval. A substantial portion of the $3.4 million settlement amount, which includes plaintiff's attorneys fees, will be covered by insurance.

In February 2001, Holland America Line-USA, Inc. ("HAL-USA"), our wholly-owned subsidiary, received a grand jury subpoena requesting that it produce documents and records relating to the air emissions from Holland America ships in Alaska. HAL-USA responded to the subpoena. The ultimate outcome of this matter cannot be determined at this time.

On August 17, 2002, an incident occurred in Juneau, Alaska onboard Holland America's Ryndam involving a wastewater discharge from the ship. As a result of this incident, various Ryndam ship officers have received grand jury subpoenas from the Office of the U.S. Attorney in Anchorage, Alaska requesting that they appear before a grand jury. One of the subpoenas also requests the production of Holland America documents, which Holland America is producing. If the investigation results in charges being filed, a judgment could include, among other forms of relief, fines and debarment from federal contracting, which would prohibit operations in Glacier Bay National Park and Preserve during the period of debarment. The State of Alaska is separately investigating this incident. The ultimate outcome of these matters cannot be determined at this time.

Costa has instituted arbitration proceedings in Italy to confirm the validity of its decision not to deliver its ship, the Costa Classica, to the shipyard of Cammell Laird Holdings PLC ("Cammell Laird") under a 79 million euro denominated contract for the conversion and lengthening of the ship. Costa has also given notice of termination of the contract. It is now expected that the arbitration tribunal's decision will be made in mid-2004 at the earliest. In the event that an award is given in favor of Cammell Laird, the amount of damages, which Costa will have to pay, if any, is not currently determinable. The ultimate outcome of this matter cannot be determined at this time.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance. We are not able to estimate the impact or the ultimate outcome of any such actions, which are not covered by insurance.

Contingent Obligations

At November 30, 2002, we had contingent obligations totaling $1.05 billion to participants in lease out and lease back type transactions for three of our ships. At the inception of the leases, the entire amount of the contingent obligations was paid by us to major financial institutions to enable them to directly pay these obligations. Accordingly, these obligations were considered extinguished, and neither funds nor the contingent obligations have been included on our balance sheets.

We would only be required to make any payments under these lease contingent obligations in the remote event of nonperformance by these financial institutions, all of which have long-term credit ratings of AAA or AA. In addition, we obtained a direct guarantee from another AAA rated financial institution for $285 million of the above noted contingent obligations, thereby reducing even the remote exposure to this portion of the contingent obligations. If the major financial institutions' credit ratings fall below AA-, we would be required to move a majority of the funds from these financial institutions to other highly-rated financial institutions. If our credit rating falls below BBB, we would be required to provide a standby letter of credit for $91 million, or alternatively provide mortgages in the aggregate amount of $91 million on two of our ships.

In the unlikely event that we were to terminate the three lease agreements early or default on our obligations, we would, as of November 30, 2002 have to pay a total of $180 million in stipulated damages. As of November 30, 2002, $148 million of standby letters of credit have been issued by a major financial institution in order to provide further security for the payment of these contingent stipulated damages. An additional $40 million of standby letters of credit would be required to be issued if our three credit ratings fall below A-/A3. Between 2017 and 2022, we have the right to exercise options that would terminate these transactions at no cost to us. We entered into these three transactions in order to receive $67 million, which was recorded as deferred income on our balance sheets and is being amortized to nonoperating income through 2022. In the event we were to default under our $1.4 billion revolving credit facility, we would be required to post cash collateral to support the stipulated damages standby letters of credit.

Note 9—Income and Other Taxes

We believe that substantially all of our income, with the exception of our U.S. source income from the transportation, hotel and tour businesses of Tours, is exempt from U.S. federal income taxes. If we were found not to qualify for exemption pursuant to applicable income tax treaties or under the Internal Revenue Code or if the income tax treaties or Internal Revenue Code were to be changed in a manner adverse to us, a portion of our income would become subject to taxation by the U.S. at higher than normal corporate tax rates.

Some of our subsidiaries, including Costa and Tours, are subject to foreign and/or U.S. income taxes. In fiscal 2002, we recognized a net $57 million income tax benefit primarily due to a new Italian investment incentive law, which allowed Costa to receive a $51 million income tax benefit based on contractual expenditures during 2002 on the construction of new ships. At November 30, 2002, Costa had a remaining net deferred tax asset of approximately $45 million relating to the tax benefit of the net operating loss carryforwards arising from this incentive law, which expire in 2007. In fiscal 2001, we recognized a $9 million income tax benefit from Costa primarily due to changes in Italian tax law.

We do not expect to incur income taxes on future distributions of undistributed earnings of foreign subsidiaries and, accordingly, no deferred income taxes have been provided for the distribution of these earnings.

In addition to or in place of income taxes, virtually all jurisdictions where our ships call, impose taxes based on passenger counts, ship tonnage or some other measure. These taxes, other than those directly charged to and collected from passengers by us, are recorded as operating expenses in the accompanying statements of operations.

Note 10—Shareholders' Equity

Our Articles of Incorporation authorize our Board of Directors, at their discretion, to issue up to 40 million shares of our preferred stock. At November 30, 2002 and 2001, no preferred stock had been issued.

In February 2000, our Board of Directors authorized the repurchase of up to $1 billion of our common stock. As of November 30, 2001, we had repurchased 33.1 million shares of our common stock at a cost of $705 million pursuant to this authorization. In addition in 2001, we received 761,000 shares of our common stock from our chief executive officer valued at its quoted market price of $23 million, which we recorded as treasury stock, in payment of the exercise price for two million shares of our common stock issued to him pursuant to a stock option plan (see Note 13). In fiscal 2002, we retired all of our treasury stock.

At November 30, 2002, there were 77.5 million shares of our common stock reserved for issuance pursuant to our convertible notes and our stock option, employee stock purchase, restricted stock and dividend reinvestment plans. During fiscal 2002, 2001 and 2000, we declared cash dividends aggregating $0.42 per share for each year.

At November 30, 2002 and 2001, AOCI included cumulative foreign currency translation adjustments which increased shareholders' equity by $29 million and decreased shareholders' equity by $22 million, respectively.

Note 11—Financial Instruments

We estimated the fair value of our financial instruments through the use of public market prices, quotes from financial institutions and other available information. Considerable judgment is required in interpreting data to develop estimates of fair value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our financial instruments are not held for trading or other speculative purposes.

Cash and Cash Equivalents

The carrying amounts of our cash and cash equivalents approximate their fair values due to their short maturities.

Other Assets

At November 30, 2002 and 2001, long-term other assets included marketable securities held in rabbi trusts for certain of our nonqualified benefit plans and notes and other receivables, principally collateralized by a ship, the former Nieuw Amsterdam. These assets had carrying and fair values of $173 million at November 30, 2002 and $143 million at November 30, 2001. Fair values were based on public market prices, estimated discounted future cash flows or estimated fair value of collateral.

Long-Term Debt

At November 30, 2002 and 2001, the fair value of our long-term debt, including the current portion, was $3.33 billion and $2.95 billion, respectively, which was $166 million greater than and $26 million less than its carrying value on those respective dates. The net difference between the fair value of our long-term debt and its carrying value was due primarily to our issuance of debt obligations at fixed interest rates that are below or above market interest rates in existence at the measurement dates. The fair values of our unsecured fixed rate notes, convertible notes and unsecured 5.57% euro notes were based on their public market prices. The fair values of our other long-term debt were estimated based on appropriate market interest rates being applied to this debt.

Foreign Currency Contracts

We have forward foreign currency contracts, designated as foreign currency fair value hedges, for seven of our euro denominated shipbuilding contracts (see Note 7). At November 30, 2002 and 2001, the fair value of these forward contracts was an unrealized loss of $178 million and $567 million, respectively. These forward contracts mature through 2005. The fair values of our forward contracts were estimated based on prices quoted by financial institutions for these instruments.

Interest Rate Swaps

We have interest rate swap agreements designated as fair value hedges whereby we receive fixed interest rate payments in exchange for making variable interest rate payments. At November 30, 2002 and 2001, these interest rate swap agreements effectively changed $225 million of fixed rate debt with a weighted-average fixed interest rate of 6.8% to libor-based floating rate debt.

In addition, we also have interest rate swap agreements designated as cash flow hedges whereby we receive variable interest rate payments in exchange for making fixed interest rate payments. At November 30, 2002 and 2001, these interest rate swap agreements effectively changed $468 million and $637 million, respectively, of euribor floating rate debt to fixed rate debt with a weighted-average fixed interest rate of 5.5% and 5.3%, respectively.

These interest rate swap agreements mature through 2006. At November 30, 2002 and 2001, the fair value of our interest rate swaps was a net unrealized loss of $0.1 million and $3.3 million, respectively. The fair values of our interest rate swap agreements were estimated based on appropriate market interest rates being applied to these instruments.

Note 12—Segment Information

Our cruise segment included six cruise brands (five, excluding Costa, prior to fiscal 2001), which have been aggregated as a single reportable segment based on the similarity of their economic and other characteristics. Cruise revenues are comprised of sales of passenger cruise tickets, which includes accommodations, meals and most onboard activities, in some cases the sale of air transportation to and from our cruise ships, and the sale of certain onboard activities and other services. The tour segment represents the transportation, hotel and tour operations of Tours.

The significant accounting policies of the segments are the same as those described in Note 2—"Summary of Significant Accounting Policies." Cruise revenues included intersegment revenues, which primarily represent billings to the tour segment for the cruise portion of a tour when a cruise is sold as a part of a tour package.

In addition, cruise and tour operating expenses included a cost allocation of certain corporate and other expenses. Information for the cruise and tour segments for fiscal 2002, 2001 and 2000 was as follows (in thousands):

	Revenues	Operating income (loss)	Depreciation and amortization	Capital expenditures	Total assets
2002					
Cruise[b]	**$4,229,124**	**$1,065,797**[a]	**$369,565**	**$1,949,565**	**$11,399,130**
Tour	**175,831**	**(13,401)**	**11,345**	**36,802**	**214,405**[c]
Intersegment elimination	**(36,686)**				
Corporate[e]		**(10,337)**	**1,433**	**115**	**721,313**
	$4,368,269	**$1,042,059**	**$382,343**	**$1,986,482**	**$12,334,848**
2001					
Cruise[b]	$4,357,942	$ 958,273 [a]	$359,314	$ 801,453	$ 9,905,353
Tour	229,483	(10,357)[a]	11,474	25,108	188,296[c]
Affiliated operations[d]		(44,024)			
Intersegment elimination	(51,674)				
Corporate[e]		(12,161)	1,436	7	1,469,903
	$4,535,751	$ 891,731	$372,224	$ 826,568	$11,563,552
2000					
Cruise	$3,578,372	$ 957,226	$276,483	$ 972,270	$ 9,093,646[b]
Tour	259,662	7,664	10,825	30,129	199,722[c]
Affiliated operations		37,828 [b]			437,391
Intersegment elimination	(59,492)				
Corporate[e]		(19,760)	359	949	100,561
	$3,778,542	$ 982,958	$287,667	$1,003,348	$ 9,831,320

(a) Cruise operating income included impairment charges of $20 million in 2002 and $134 million in 2001 and Tour operating loss included $6 million in 2001 (see Note 4).

(b) In 2002 and 2001, the cruise segment information included Costa. At November 30, 2000, Costa's total assets were included in the cruise segment, but its 2000 results of operations were included in the affiliated operations segment (see Notes 2 and 17).

(c) Tour assets primarily included hotels in Alaska and the Canadian Yukon, luxury dayboats offering tours to the glaciers of Alaska and the Yukon River, motor coaches used for sightseeing and charters in the states of Washington and Alaska, British Columbia, Canada and the Canadian Yukon and private, domed rail cars, which are run on the Alaska Railroad between Anchorage and Fairbanks.

(d) On June 1, 2001, we sold our investment in Airtours. Accordingly, we did not record any equity in the earnings or losses from the affiliated operations of Airtours after our quarter ended May 31, 2001.

(e) Operating loss represented corporate expenses not allocated to segments. Corporate assets primarily included cash, cash equivalents, short-term investments, debt issuance costs, deferred P&O Princess acquisition costs and transportation assets.

See Note 5 for affiliated operations segment information, which were not included in our consolidated operations.

Foreign revenues for our cruise brands, excluding Costa in 2000, represent sales generated from outside the U.S. primarily by foreign tour operators and foreign travel agencies. The majority of these foreign revenues are from Italy, Canada, United Kingdom, France, Germany and Spain. Substantially all of our long-lived assets are located outside of the U.S. and consist principally of our goodwill, ships and ships under construction.

Revenue information by geographic area for fiscal 2002, 2001 and 2000 was as follows (in thousands):

	2002	2001	2000
U.S.	**$3,292,533**	$3,489,913	$3,180,667
Foreign	**1,075,736**	1,045,838	597,875
	$4,368,269	$4,535,751	$3,778,542

Note 13—Benefit Plans

Stock Option Plans

We have stock option plans primarily for supervisory and management level employees and members of our Board of Directors. The plans are administered by a committee of three of our directors (the "Committee") which determines who is eligible to participate, the number of shares for which options are to be granted and the amounts that may be exercised within a specified term. The option exercise price is generally set by the Committee at 100% of the fair market value of the common stock on the date the option is granted.

Substantially all options granted during fiscal 2002, 2001 and 2000 were granted at an exercise price per share equal to the fair market value of our common stock on the date of grant. Employee options generally have vested evenly over five years and have a ten year term and director options granted prior to fiscal 2001 have vested immediately and have a five or ten year term. Director options granted subsequent to fiscal 2000 will vest evenly over five years and have a ten year term. At November 30, 2002, options for 40.7 million shares were available for future grants under the above plans. A summary of the activity and status of our stock option plans was as follows:

	Weighted-Average Exercise Price Per Share			Number of Options Years Ended November 30,		
	2002	2001	2000	**2002**	2001	2000
Outstanding options—beginning of year	**$28.95**	$26.80	$22.70	**12,774,293**	8,840,793	6,517,168
Options granted	**$26.54**	$26.44	$35.92	**33,000**	6,580,250	2,910,575
Options exercised	**$14.35**	$11.70	$13.43	**(404,615)**	(2,218,075)	(244,850)
Options canceled	**$32.80**	$35.15	$35.91	**(573,720)**	(428,675)	(342,100)
Outstanding options—end of year	**$29.26**	$28.95	$26.80	**11,828,958**	12,774,293	8,840,793
Options exercisable—end of year	**$28.71**	$25.96	$15.82	**4,775,894**	2,972,498	4,042,452

Information with respect to outstanding and exercisable stock options at November 30, 2002 was as follows:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$ 1.94-$ 2.25	32,980	(a)	$ 2.06	32,980	$ 2.06
$ 6.94-$10.31	17,300	0.7	$ 9.76	17,300	$ 9.76
$10.59-$15.00	666,050	2.3	$11.32	666,050	$11.32
$16.28-$22.57	3,901,084	8.1	$21.66	1,236,830	$20.75
$24.63-$27.78	1,182,894	6.3	$26.24	667,294	$26.35
$28.21-$34.88	3,070,500	8.1	$30.05	673,100	$30.47
$36.72-$41.34	102,000	5.8	$38.09	77,200	$38.05
$43.56-$48.56	2,856,150	6.7	$44.36	1,405,140	$44.57
Total	11,828,958	7.2	$29.26	4,775,894	$28.71

(a) These stock options do not have an expiration date.

Restricted Stock Plan

We have a restricted stock plan under which three executive officers have been issued restricted shares of our common stock. These shares have the same rights as our common stock, except for restriction and forfeiture provisions. During fiscal 2002, 2001 and 2000, 150,000 shares of common stock were issued each year, which were valued at $4 million, $5 million and $6 million, respectively. Unearned stock compensation was recorded within shareholders' equity at the date of award based on the quoted market price of the shares on the date of grant and is amortized to expense using the straight-line method from the grant date through the vesting date. These shares vest five years after the grant date. As of November 30, 2002 and 2001 there were 750,000 shares and 647,000 shares, respectively, issued under the plan which remain to be vested.

Defined Benefit Pension Plans

We have one qualified and one nonqualified defined benefit pension plan that are available to full-time CCL and corporate shoreside employees (the "Shoreside Plans"), who were employed by CCL or corporate before January 1, 1998. Our funding policy for this qualified plan is to annually contribute at least the amount required under the applicable labor regulations. The nonqualified plan is unfunded. In addition, we have five nonqualified defined benefit plans, one for the CCL shipboard employees, except for deck and engine officers, two for Holland America shipboard employees, except for officers, one for certain Holland America shipboard officers, and one supplemental executive retirement plan ("SERP") in which two executive officers currently participate. The Carnival shipboard nonqualified plan is funded by contributions into a rabbi trust and the Holland America and SERP plans, are unfunded. In addition, Cunard Line Limited participated in an industry-wide merchant navy officers ("MNO") defined benefit plan that is available to certain Cunard shipboard officers. Our MNO plan expense is based on the amount of contributions required by the plan. Total expense for these defined benefit pension plans was $11 million, $8 million and $6 million in fiscal 2002, 2001 and 2000, respectively.

A minimum pension liability adjustment is required when the actuarial present value of accumulated benefits exceeds plan assets and accrued pension liabilities. At November 30, 2002 and 2001, the CCL shipboard plan and the Shoreside Plans have aggregated additional minimum pension liability adjustments, less allowable intangible assets, of $14.7 million and $5.5 million, respectively, which are included in AOCI.

Defined Contribution Plans

We have several defined contribution plans available to substantially all U.S. and Canadian employees, to Cunard's United Kingdom employees, to Seabourn's Scandinavian shipboard officers and to CCL's shipboard deck and engine officers. We contribute to these plans based on employee contributions, salary levels and length of service. Total expense relating to these plans was $8 million in both fiscal 2002 and 2001 and $7 million in fiscal 2000.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan, which is authorized to issue up to 4,000,000 shares of our common stock to substantially all of our employees. The purchase price is derived from a formula based on 85% of the fair market value of our common stock during the six-month purchase period, as defined. During fiscal 2002, 2001 and 2000, we issued 62,223, 82,733 and 171,886 shares, respectively, at a weighted-average share price of $23.92, $21.94 and $26.36, respectively, under this plan.

Note 14—Earnings Per Share

Our basic and diluted earnings per share were computed as follows (in thousands, except per share data):

	Years Ended November 30,		
	2002	2001	2000
Net income	**$1,015,941**	$926,200	$965,458
Weighted-average common shares outstanding	**586,567**	585,064	599,665
Dilutive effect of stock plans	**1,489**	1,798	2,247
Diluted weighted-average shares outstanding	**588,056**	586,862	601,912
Basic earnings per share	**$ 1.73**	$ 1.58	$ 1.61
Diluted earnings per share	**$ 1.73**	$ 1.58	$ 1.60

During fiscal 2002, 2001 and 2000, the exercise prices for 6.0 million, 5.4 million and 4.4 million options, respectively, were greater than the average fair market prices of our common stock for those periods and, consequently, were excluded from our diluted earnings per share computations since they were anti-dilutive.

In addition, our 2002 and 2001 diluted earnings per share computation did not include 32.7 million shares of our common stock issuable upon conversion of our 2% Notes and Zero-Coupon Notes, as this common stock was not issuable under the contingent conversion provisions of these debt instruments (see Note 6).

Note 15—Supplemental Cash Flow Information

(in thousands)	Years Ended November 30, **2002**	2001	2000
Cash paid (received) for			
Interest, net of amount capitalized	**$110,148**	$109,321	$40,431
Income taxes, net	**$ 19**	$ 3,931	$ (800)
Noncash investing and financing activities			
Common stock received as payment of stock option exercise price		$ 22,500	
Notes received upon the sale of the Nieuw Amsterdam	**$ 59,935**		$84,500

Note 16—Recent Accounting Pronouncements

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. We have completed our review of SFAS No. 144 and its adoption on December 1, 2002 did not have a material effect on our financial statements.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and can be measured at fair value. SFAS No. 146 is effective for us for any exit or disposal activities that are initiated after December 31, 2002.

In November 2002, Financial Accounting Standards Board Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantors, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. Guarantors will also be required to meet expanded disclosure obligations. The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for annual and interim financial statements that end after December 15, 2002.

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" was issued. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee and director compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for annual financial statements for fiscal years ending after December 15, 2002 and for interim financial statements commencing after such date.

Note 17—Costa Acquisition

From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we acquired the remaining 50% interest in Costa from Airtours at a cost of $511 million. Substantially all of the purchase price was funded by euro denominated borrowings. We accounted for this transaction using the purchase accounting method. Had the above transaction occurred on December 1, 1999, our unaudited consolidated revenues for fiscal 2000 would have been approximately $4.3 billion. The impact on our unaudited consolidated net income and earnings per share for fiscal 2000 would not have been material.

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders of
Carnival Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Carnival Corporation and its subsidiaries at November 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the Company changed its method of accounting for derivative instruments and hedging activities in 2001 and ceased amortizing goodwill in 2002.

PricewaterhouseCoopers LLP

Miami, Florida
January 29, 2003

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements contained in this 2002 Annual Report are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including certain statements concerning future results, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. You can find many (but not all) of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans," and "estimates" and for similar expressions.

Because forward-looking statements, including those which may impact the forecasting of our net revenue yields, booking levels, pricing, occupancy, operating, financing and tax costs, estimates of ship depreciable lives and residual values or business prospects, involve risks and uncertainties, there are many factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in this 2002 Annual Report. These factors include, but are not limited to, the following:

- general economic and business conditions, which may impact levels of disposable income of consumers and the net revenue yields for our cruise brands;
- conditions in the cruise and land-based vacation industries, including competition from other cruise ship operators and providers of other vacation alternatives and increases in capacity offered by cruise ship and land-based vacation alternatives;
- the impact of operating internationally;
- the international political and economic climate, armed conflict, terrorist attacks, availability of air service and other world events and adverse publicity and their impact on the demand for cruises;
- accidents and other incidents at sea affecting the health, safety, security and vacation satisfaction of passengers;
- our ability to implement our shipbuilding programs and brand strategies and to continue to expand our businesses worldwide;
- our ability to attract and retain shipboard crew and maintain good relations with employee unions;
- our ability to obtain financing on terms that are favorable or consistent with our expectations;
- the impact of changes in operating and financing costs, including changes in foreign currency and interest rates and, fuel, food, insurance and security costs;
- changes in the tax, environmental, health, safety, security and other regulatory regimes under which we operate;
- continued availability of attractive port destinations;
- our ability to successfully implement cost improvement plans and to integrate business acquisitions;
- continuing financial viability of our travel agent distribution system;
- weather patterns or natural disasters; and
- the ability of a small group of shareholders effectively to control the outcome of shareholder voting.

Forward-looking statements should not be relied upon as a prediction of actual results. Subject to any continuing obligations under applicable law, we expressly disclaim any obligation to disseminate any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Critical Accounting Estimates

Our critical accounting estimates are those which we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions, is set forth below:

Ship Accounting

Our most significant assets are our ships and ships under construction, which represent 78% of our total assets. We make several critical accounting estimates dealing with our ship accounting. First, we compute our ships' depreciation expense, which requires us to estimate the average useful life of each of our ships, as well as their residual values. Secondly, we account for ship improvement costs by capitalizing those costs, which we believe will add value to our ships and depreciate those improvements over their estimated useful lives. Finally, we account for the replacement or refurbishment of our ship components and recognize the resulting gain or loss in our results of operations.

We determine the average useful lives of our ships based primarily on our estimates of the average useful lives of the ships' major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider, among other things, the impact of anticipated technological changes, long-term vacation market conditions and competition and historical useful lives of similarly-built ships. We have estimated our new ships' average useful lives at 30 years and their residual values at 15% of our original ship cost.

Given the very large and complex nature of our ships, all the above ship accounting estimates require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems; therefore, our overall estimates of the relative costs of these component systems are based principally on general and technical information known about major ship component system lives and our knowledge of the cruise industry. In addition, we do not identify and track the depreciation of specific component systems, but instead utilize estimates when determining the net cost basis of assets being replaced or refurbished. If materially different conditions existed, or if we materially changed our assumptions of ship lives and residual values, our depreciation expense, gain or loss on replacement or refurbishment of ship assets and net book value of our ships would be materially different. In addition, if we change our assumptions in making our determinations as to whether improvements to a ship add value, the amounts we expense each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense, as less costs would have been initially capitalized to our ships. Our fiscal 2002 ship depreciation expense would have increased by approximately $10 million for every year we reduced our estimated average 30 year ship useful life. In addition, if our ships were estimated to have no residual value, our fiscal 2002 depreciation expense would have increased by approximately $45 million.

We believe that the estimates we made for ship accounting purposes are reasonable and our methods are consistently applied and, accordingly, result in depreciation expense that is based on a rational and systematic method to equitably allocate the costs of our ships to the periods during which services are obtained from their use. In addition, we believe that the estimates we made are reasonable and our methods consistently applied (1) in determining the overall relative costs of our ships' component systems; (2) in determining which ship improvement costs add value to our ships; and (3) in determining the net cost basis of ship component assets being replaced or refurbished. Finally, we believe our critical ship accounting estimates are generally comparable with those of other major cruise companies.

Asset Impairment

Our review of our long-lived assets, principally ships and, prior to fiscal 2002, goodwill, required us to initially estimate the undiscounted future cash flow of these assets, whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. If such analysis indicated that a possible impairment may exist, as described in Note 2, "Summary of Significant Accounting Policies—Property and Equipment" in the accompanying financial statements, we are required to then estimate the fair value of the asset, principally determined either by third party appraisals, sales price negotiations and estimated discounted future cash flows, which includes making estimates of the timing of the future cash flows, discount rates and reflecting varying degrees of perceived risk. In addition, commencing in fiscal 2002 upon the adoption of SFAS No. 142, we are also required to estimate the fair value of our reporting units, such as our cruise lines which have been allocated goodwill, at least annually to determine if our goodwill has been impaired.

The determination of fair value includes numerous uncertainties, unless a viable actively traded market exists for the asset or for a comparable reporting unit, which is usually not the case for cruise ships and cruise lines. For example, in determining fair values of ships and cruise lines utilizing discounted forecasted cash flows, significant judgments are made concerning, among other things, future net revenue yields, operating, selling and administrative costs per available berth day, interest and discount rates, cruise itineraries, ship additions and retirements, technological changes, consumer demand, governmental regulations and the effects of competition. In addition, third party appraisers are sometimes used to determine fair values and some of their valuation methodologies are also subject to similar types of uncertainties. We believe that we have made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired. However, if there is a material change in the assumptions used in our determination of fair value or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

Contingencies

We periodically assess the potential liabilities related to any lawsuits or claims brought against us, as well as for other known unasserted claims, including environmental, legal and tax matters. While it is typically very difficult to determine the timing and ultimate outcome of these matters, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we make estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of the loss can be reasonably estimated, in accordance with the provisions of SFAS No. 5, "Accounting for Contingencies," as amended. See Note 8 in the accompanying financial statements for additional information concerning our contingencies.

Given the inherent uncertainty related to the eventual outcome of these matters and potential insurance recoveries, it is possible that all or some of these matters may be resolved for amounts materially different from any provisions or disclosures that we may have made with respect to their resolution. In addition as new information becomes available, we may need to reassess the amount of probable liability that needs to be accrued related to our contingencies. All such revisions in our estimates could materially impact our results of operations and financial position.

Proposed Exposure Draft

In June 2001, the Accounting Standards Executive Committee issued a Statement of Position exposure draft, entitled "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment" ("Proposed SOP"). If issued in its current form, the Proposed SOP would require, among other things, significant changes to our ship accounting. Specifically, we would be required to adopt the component method of accounting for our ships, which may require us, among other things, to maintain very detailed historical cost records for the components of our ships and may result in changes in the amount and timing of depreciation and repair and maintenance expenses and the amount of gain or loss recognized on the replacement or refurbishment of ship component parts. In addition, we would have to expense dry-dock costs as incurred instead of amortizing our costs to expense generally over one year. Finally, we would have to treat liquidated damages received from shipyards for delay delivery damages as a reduction to our ships' cost basis instead of our current treatment of recording liquidated damages as nonoperating income, since they are a reimbursement for expenses incurred and lost profits. We have not completed an analysis of the impact this Proposed SOP would have on our financial statements, as we are uncertain whether, or in what form, this Proposed SOP will be adopted.

Results of Operations

We earn our cruise revenues primarily from the following:

- the sale of passenger cruise tickets, which includes accommodations, meals, and most onboard activities,
- the sale of air transportation to and from our cruise ships, and
- the sale of goods and services on board our cruise ships, such as casino gaming, bar sales, gift shop and photo sales, shore excursions and spa services.

We also derive revenues from the tour and related operations of Tours.

For segment information related to our revenues, operating income and other financial information see Note 12 in the accompanying financial statements. Operations data expressed as a percentage of total revenues and selected statistical information were as follows:

	Years Ended November 30,		
	2002	2001	2000
Revenues	**100%**	100%	100%
Costs and Expenses			
Operating	**53**	54	54
Selling and administrative	**14**	14	13
Depreciation and amortization	**9**	8	8
Impairment charge		3	
Loss (income) from affiliated operations, net		1	(1)
	76	80	74
Operating Income	**24**	20	26
Nonoperating Expense	**(2)**		
Income Before Income Taxes	**22**	20	26
Income Tax Benefit, Net	**1**		
Net Income	**23%**	20%	26%
Selected Statistical Information (in thousands, except occupancy)			
Passengers carried	**3,549**	3,385	2,669
Available lower berth days	**21,436**	20,685	15,888
Occupancy percentages	**105.2%**	104.7%	105.4%

Commencing in fiscal 2001, our statements of operations and selected statistical information included the consolidation of Costa's results of operations. In fiscal 2000, our 50% interest in Costa's results of operations were recorded in affiliated operations and were not included in our 2000 statistical information.

General

Our cruise and tour operations experience varying degrees of seasonality. Our revenue from the sale of passenger tickets for our cruise operations is moderately seasonal. Historically, demand for cruises has been greatest during the summer months. Tour's revenues are highly seasonal, with a vast majority of its revenues generated during the late spring and summer months in conjunction with the Alaska cruise season.

We currently do not accumulate and report all costs separately for our onboard and other revenue producing activities because we view these costs principally as part of the overall cruise services provided to our passengers. We primarily use, and intend to continue to use, other metrics to measure our cruise segment performance and help manage this business, instead of utilizing gross margin analysis. However, we intend to commence segregating these revenues and their related costs and expenses within our consolidated statements of operations for the quarter ending August 31, 2003.

The year over year percentage increase in our average passenger capacity, resulting primarily from new ships entering service, for fiscal 2003, 2004 and 2005 is currently expected to be approximately 17.6%, 16.0% and 10.2%, respectively.

As discussed in Note 7 in the accompanying financial statements, we have a proposed DLC transaction with P&O Princess, which is subject to the approval by P&O Princess' shareholders and our shareholders. If the DLC transaction is completed, the Combined Group will be the largest cruise vacation group in the world, based on revenues, passengers carried and available capacity. As of January 31, 2003, the Combined Group would have had a fleet of 65 cruise ships offering 99,982 lower berths, with 18 additional cruise ships having 42,260 lower berths scheduled to be added over the next three and a half years.

See the Liquidity and Capital Resources section below for additional discussion of the proposed DLC transaction.

Outlook For Fiscal 2003 ("2003")

Since the start of the calendar year, booking volumes have been less than expected. Year to date booking volumes for 2003 are approximately equal to last year's levels, but have not increased commensurate with the increase in our 2003 capacity. We believe bookings in 2003 continue to be impacted by the uncertain economic environment and concerns regarding a war with Iraq compounded by security alerts issued by various national governments. These factors have caused us to reduce cruise pricing to stimulate incremental demand for the first and second quarters.

For the recently completed first quarter, we expect net revenue yields to be approximately equal to last year's levels. The current environment for travel continues to have the most significant effect on our second quarter 2003 bookings. The uncertainty regarding a possible war with Iraq is causing further deterioration in pricing for the second quarter beyond that indicated in our last guidance. Because the booking pattern has moved much closer to sailing and because of the uncertainty regarding the geopolitical situation, we are not able to give specific guidance for second quarter net revenue yields, other than, we expect them to be less than last year. The commencement of a war with Iraq would likely have a further negative impact on second quarter net revenue yields.

With respect to costs, we continue to expect our cost per available berth day in the first quarter, excluding air costs and commissions, to be up approximately 6-8% as compared to last year's levels. For the second quarter, we continue to expect cost per available berth day to be up approximately 10-12% as compared to last year's levels. As previously disclosed, our higher cost per available berth day in the first half of the year is due primarily to increased fuel costs compounded by the front loading of advertising costs, as well as, higher insurance, environmental, and security costs.

We still expect to record nonoperating income of approximately $0.03 per share for insurance recoveries in the first quarter of 2003.

For the second half of 2003, booking volumes remain ahead of last year's levels but not commensurate with the increase in capacity expected for the second half of the year. Prices on these bookings remain slightly below that of the prior year. Because of the close in booking pattern and the uncertain geopolitical environment, it is too early to give net revenue yield guidance for the remainder of 2003. Commencement of a war with Iraq, subject to the duration of such a war, would likely have a negative impact on net revenue yields for the second half of 2003. Excluding the possible impact of higher fuel costs, operating cost per available berth day in the second half of 2003 is expected to be down slightly as compared to the prior year.

Fiscal 2002 ("2002") Compared to Fiscal 2001 ("2001")

Revenues

Revenues decreased $167 million, or 3.7%, in 2002 compared to 2001. Cruise revenues decreased $129 million, or 3.0%, to $4.23 billion in 2002 from $4.36 billion in 2001. Our cruise revenue change resulted from a 7.0% decrease in our gross revenue per passenger cruise day, partially offset by a 3.6% increase in passenger capacity and a 0.5% increase in our occupancy rate. This decrease in our gross revenue per passenger cruise day was primarily caused by a significant decline in the number of guests purchasing air transportation from us in 2002 compared to 2001. When a guest elects to provide his or her own transportation, rather than purchasing air transportation from us, both our cruise revenues and operating expenses decrease by approximately the same amount. Also adding to the reduction in gross revenue per passenger cruise day was the adverse impact of the September 11, 2001 events, which resulted in lower cruise ticket prices. Net revenue yield (net revenue per available berth day after deducting the cost of air transportation, travel agent commissions and other direct costs of sales) was down 2.7% compared to 2001.

Our cruise revenues discussed above included onboard and other revenues such as bar sales, casino gaming, shore excursions, gift shop and spa sales, photo sales and pre-and post-cruise land packages. These activities are either performed directly by us or by independent concessionaires, from which we collect a percentage of their revenues. In 2002 and 2001, onboard and other revenues represented 20.9% and 19.0%, respectively, of our cruise revenues.

Tour revenues decreased $54 million, or 23.4%, to $176 million in 2002 from $229 million in 2001 principally due to a lower number of Alaska and Canadian Yukon cruise/tours sold. This revenue decrease was primarily as a result of one less ship offering land tours to its guests in 2002 compared to 2001 and increased competition. In addition, three isolated cancellations of Holland America Alaska cruises in 2002 resulting primarily from mechanical malfunctions also contributed to this decrease in revenues.

Our tour segment's operating income decreased from $10 million in 1999 to an operating loss of $13 million in 2002. This decrease was primarily the result of increased competition. Although our tour segment is not material to our consolidated results, it is an integral part of our Alaska cruise/tour programs. Accordingly, we recently have and are continuing to take steps to upgrade the attractiveness of certain of our tour assets. Specifically, we have entered into contracts for the construction of eight new domed rail cars and we also expect to purchase additional motor coaches, renovate and expand two hotels and add new attractive tour destinations to our programs, such as Kluane National Park.

Costs and Expenses

Operating expenses decreased $157 million, or 6.4%, in 2002 compared to 2001. Cruise operating costs decreased by $130 million, or 5.6%, to $2.20 billion in 2002 from $2.33 billion in 2001. Approximately $116 million of this decrease was due to reduced air travel and related costs primarily due to fewer guests purchasing air transportation through us, and $41 million was primarily due to lower commissions because of lower cruise revenues. This decrease was partially offset by an increase in fuel and other cruise operating expenses, which was largely due to costs associated with our 3.6% increase in passenger capacity. In addition, as a result of having developed and commencing the implementation of a worldwide environmental compliance program in 2002, we began to incur additional environmental compliance costs, which were not material in 2002, but are expected to reach approximately $10 million annually starting in 2003. Excluding air travel costs, travel agent commissions and other direct costs of sales, cruise operating costs per available berth day decreased 1.6%, partially as a result of the cost reduction initiatives we undertook after the events of September 11, 2001. Tour operating expenses decreased $42 million, or 22.3%, to $145 million in 2002 from $187 million in 2001 principally due to the reduction in the number of cruise/tours sold.

Selling and administrative expenses decreased $7 million, or 1.1%, to $612 million in 2002 from $619 million in 2001. Selling and administrative expenses decreased in 2002 primarily because of our 3.9% decrease in selling and administrative costs per available berth day, partially offset by additional expenses associated with our 3.6% increase in passenger capacity. Our costs per available berth day decreased partially because of the cost containment actions taken after September 11, 2001.

Depreciation and amortization increased by $10 million, or 2.7%, to $382 million in 2002 from $372 million in 2001. Depreciation and amortization in 2002 compared to 2001 increased by $30 million primarily as a result of the expansion of our fleet and ship improvement expenditures, partially offset by the elimination of $20 million of annual goodwill amortization upon our adoption of SFAS No. 142 on December 1, 2001 (see Note 2).

See Note 4 in the accompanying financial statements for a discussion of the 2002 and 2001 impairment charge.

Affiliated Operations

During 2001, we recorded $44 million of losses from affiliated operations for our portion of Airtours' losses. On June 1, 2001 we sold our investment in Airtours and, accordingly, we ceased recording Airtours results as of the end of our second quarter of 2001.

Nonoperating (Expense) Income

Interest income decreased by $2 million in 2002 compared to 2001, which was comprised of a $25 million reduction in interest income due to lower average interest rates, partially offset by a $23 million increase in interest income from our higher average invested cash balances. Interest expense was the same in 2002 and in 2001, which was comprised of a $22 million increase in interest expense due to our increased level of average borrowings, offset by a $22 million reduction in interest expense due to lower average borrowing rates. The higher level of average borrowings in 2002 were due primarily from the issuance of our convertible notes in April and October 2001. Capitalized interest increased $10 million during 2002 compared to 2001 due primarily to higher average levels of investment in ship construction projects.

Other expense in 2002 of $4 million consisted primarily of a $8 million loss, including related expenses, resulting from the sale of Holland America's former Nieuw Amsterdam, partially offset by $4 million of income related to the termination of an over funded pension plan.

Income Taxes

The income tax benefit of $57 million recognized in 2002 was substantially all due to a new Italian investment incentive law, which allowed Costa to receive an income tax benefit of $51 million based on contractual expenditures during 2002 on the construction of new ships.

Fiscal 2001 ("2001") Compared to Fiscal 2000 ("2000")

Revenues

Revenues increased $757 million, or 20%, in 2001 compared to 2000. Cruise revenues increased by $780 million, or 21.8%, to $4.36 billion in 2001 from $3.58 billion in 2000. Approximately $598 million of our cruise revenue increase was due to the consolidation of Costa, and $182 million was due to increased revenues from our other brands. Our other brands' cruise revenues change resulted from an increase of 9.6% in our passenger capacity, partially offset by a 4.1% decrease in our gross revenue per passenger cruise day and a slight decrease in our occupancy rate of 0.4%. Net revenue yield, excluding Costa, was down 3.6% compared to 2000. Our post-September 11, 2001, cruise results were adversely affected by the September 11, 2001 terrorist attacks, which impacted all leisure travel businesses and caused significant price competition among alternative vacation options in order to stimulate demand. We therefore had lower occupancies and prices during our 2001 fourth quarter. In addition, the slowdown in the general economic and business conditions throughout fiscal 2001 also adversely impacted our customers and, accordingly, had an overall negative effect on our 2001 gross revenues compared to 2000. Our luxury cruise brands, which comprised approximately 8% of our average capacity during 2001, were particularly affected by this slowdown and realized significantly lower pricing during most of 2001 compared to 2000. Finally in 2001 and 2000, onboard and other revenues represented 19% and 18.8%, respectively, of our cruise revenues.

Costs and Expenses

Operating expenses increased $410 million, or 19.9%, in 2001 compared to 2000. Cruise operating costs increased by $423 million, or 22.1%, to $2.33 billion in 2001 from $1.91 billion in 2000. Approximately $340 million of our cruise operating cost increase was due to the consolidation of Costa, and the remaining $83 million of the increase was from our other brands. Cruise operating costs, excluding Costa, increased in 2001 primarily from additional costs associated with our 9.6% increase in passenger capacity, partially offset by a 4.4% decrease in our cruise operating expenses per available berth day.

Selling and administrative expenses increased $131 million, or 26.9%, to $619 million in 2001 from $487 million in 2000. Approximately $98 million of our increase was due to the consolidation of Costa, and the remaining $33 million of the increase was from our other brands. Selling and administrative expenses, excluding Costa, increased in 2001 primarily from additional expenses associated with our 9.6% increase in passenger capacity and the 0.6% increase in our selling and administrative expenses per available berth day.

Depreciation and amortization increased by $85 million, or 29.4%, to $372 million in 2001 from $288 million in 2000. This increase was primarily from our consolidation of Costa, which accounted for approximately $50 million of the increase, and the majority of the remaining $35 million increase was due to our expansion of the fleet and ship improvement expenditures.

Affiliated Operations

During 2001, we recorded $44 million of losses from affiliated operations as compared with $38 million of income in 2000. Our portion of Airtours' losses in 2001 was $43 million as compared to $41 million of losses in 2000. In fiscal 2001 Costa's results of operations were consolidated and were not included in our 2001 affiliated operations. We recorded income of $77 million during 2000 from our interest in Costa. See Notes 5 and 17 in the accompanying financial statements for additional information regarding our affiliated operations and the acquisition of Costa.

Nonoperating (Expense) Income

Interest income increased by $18 million in 2002 compared to 2001, which was comprised of a $30 million increase in interest income from our higher average invested cash balances partially offset by a $12 million reduction in interest income due to lower average interest rates. Interest expense increased by $68 million, which was comprised of a $99 million increase in interest expense due to our increased level of average borrowings, partially offset by a $31 million reduction in interest expense due to lower average borrowing rates. The higher level of average borrowings were primarily from our acquisition and consolidation of Costa and the issuance of our 2% Notes in April 2001. Capitalized interest decreased $12 million during 2001 compared to 2000 due primarily to lower average levels of investment in ship construction projects.

Other income in 2001 of $109 million consisted primarily of a gain of $101 million from the sale of our investment in Airtours, a $13 million gain from a settlement agreement with the manufacturers of some of our ship propulsion systems to reimburse us for lost revenues and expenses incurred due to disruption in service during 2000, a $16 million gain from the sale of our interest in CRC, partially offset by $9 million of short-term investment write-downs and $9 million of estimated net litigation expenses.

Income Taxes

An income tax benefit of $12 million was recognized in 2001 compared to a $1 million expense in 2000. Approximately $9 million of the net increase in the income tax benefit was from Costa, primarily due to changes in Italian tax laws.

Liquidity and Capital Resources

Sources and Uses of Cash

Our business provided $1.47 billion of net cash from operations during fiscal 2002, an increase of $230 million, or 18.6%, compared to fiscal 2001, due primarily to an increase in customers' advance ticket deposits.

During fiscal 2002, our net expenditures for capital projects were $1.99 billion, of which $1.76 billion was spent for our ongoing shipbuilding program. The $230 million of nonshipbuilding capital expenditures consisted primarily of ship refurbishments, information technology assets, Tour assets and cruise port facility developments.

During fiscal 2002, we borrowed $232 million, which included $150 million under Costa's euro denominated revolving credit facility and $50 million under our revolving credit facility. In addition, in fiscal 2002, we made $190 million of principal repayments, primarily on Costa's revolving credit facility and Costa's collateralized debt. We also paid cash dividends of $246 million in fiscal 2002.

Future Commitments and Funding Sources

At November 30, 2002, our contractual cash obligations, with initial or remaining terms in excess of one year, and the effects such obligations are expected to have on our liquidity and cash flow in future periods were as follows (in thousands):

Contractual Cash Obligations(a)	Total	Payments Due by Fiscal 2003	2004	2005	2006	2007	Thereafter
Shipbuilding	$5,210,000	$1,630,000	$2,110,000	$1,140,000	$ 330,000	$	$
Long-term debt	3,160,611	148,642	127,985	907,648	1,387,209	22,833	566,294
Port and other commitments	348,700	52,100	38,800	25,300	25,800	27,100	179,600
Operating leases	69,500	10,700	9,300	9,100	9,100	6,000	25,300
Total contractual cash obligations	$8,788,811	$1,841,442	$2,286,085	$2,082,048	$1,752,109	$55,933	$771,194

(a) See Notes 6 and 7 in the accompanying financial statements for additional information regarding our debt and these commitments.

In addition, see Note 7, "Contingent Obligations" and Note 6, "Proposed Dual-Listed Company Transaction with P&O Princess" and "Travel Vouchers" in the accompanying financial statements for a discussion of our contingent obligations related to our three lease-type ship transactions and our DLC transaction and travel voucher commitments, respectively.

At November 30, 2002, we had liquidity of $2.2 billion, which consisted of $706 million of cash, cash equivalents and short-term investments and $1.5 billion available for borrowing under our revolving credit facilities obtained through a group of banks, which have strong credit ratings. Our revolving credit facilities mature in 2006. A key to our access to liquidity is the maintenance of our strong credit ratings. The proposed combination with P&O Princess under a DLC structure, if completed, may result in our debt being downgraded from our current ratings. A downgrade would increase our cost-of-borrowing, although we believe our senior unsecured debt will retain a strong investment grade rating.

We believe that our existing liquidity, together with our forecasted cash flow from future operations, will be sufficient to fund most of our capital projects, debt service requirements, dividend payments and working capital needs. Our forecasted cash flow from future operations, as well as our credit ratings, may be adversely affected by various factors, including, but not limited to, declines in customer demand, increased competition and overcapacity, the deterioration in general economic and business conditions, the international political and economic climate, accidents and other incidents at sea, adverse publicity and increases in fuel prices, as well as other factors noted under "Cautionary Note Concerning Factors That May Affect Future Results." To the extent that we are required, or choose, to fund future cash requirements, including our future shipbuilding commitments, from sources other than as discussed above, we believe that we will be able to secure such financing from banks or through the offering of debt and/or equity securities in the public or private markets. No assurance can be given that our future operating cash flow will be sufficient to fund future obligations or that we will be able to obtain additional financing, if necessary.

Although no assurance can be given, we expect to complete our DLC transaction with P&O Princess in the second quarter of fiscal 2003. As a result of the DLC transaction, the Combined Group's outstanding long-term debt will be approximately $5.7 billion and its shipbuilding commitments for 18 new cruise ships and two river boats will be approximately $7.0 billion, which is a substantial increase over our existing obligations and commitments. However, we believe that the Combined Group's liquidity, including cash and committed financings, and cash flows from future operations will be sufficient to fund the expected capital projects, debt service requirements, dividend payments, working capital and other firm commitments through at least the next twelve months.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, certain derivative instruments and variable interest entities, that either have, or are reasonably likely to have, a current or future material effect on our financial statements.

Other Matter

Market Risks

We are principally exposed to market risks from fluctuations in foreign currency exchange rates, bunker fuel prices and interest rates. We seek to minimize foreign currency and interest rate risks through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, through our long-term investment and debt portfolio strategies and, when considered appropriate, through the use of derivative financial instruments. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged. Our policy is to not use financial instruments for trading or other speculative purposes.

Exposure to Foreign Currency Exchange Rates

Our primary foreign currency exchange risk was related to our outstanding commitments under ship construction contracts denominated in a currency other than the functional currency of the cruise brand that is expected to be operating the ship. These non-functional currency commitments are affected by fluctuations in the value of the functional currency as compared to the currency in which the shipbuilding contract is denominated. Foreign currency forward contracts are generally used to manage this risk (see Notes 2 and 11 in the accompanying financial statements). Accordingly, increases and decreases in the fair value of these foreign currency forward contracts offset changes in the fair value of the hedged non-functional foreign currency denominated ship construction commitments, thus resulting in the elimination of such risk.

We have forward foreign currency contracts for seven of our euro denominated shipbuilding contracts (see Note 7 in the accompanying financial statement). At November 30, 2002, the fair value of these forward contracts was an unrealized loss of $178 million which is recorded, along with an offsetting $178 million fair value asset related to our shipbuilding firm commitments, on our accompanying 2002 balance sheet. These foreign currency forward contracts mature through 2005. Based upon a 10% strengthening or weakening of the U.S. dollar compared to the euro as of November 30, 2002, assuming no changes in comparative interest rates, the estimated fair value of these contracts would decrease or increase by $235 million, which would be offset by a decrease or increase of $235 million in the U.S. dollar value of the related foreign currency ship construction commitments resulting in no net dollar impact to us.

The cost of shipbuilding orders, which we may place in the future may be affected by foreign currency exchange rate fluctuations. Should the U.S. dollar weaken relative to the euro, future orders for new ship construction in European shipyards may be at higher prices relative to the U.S. dollar.

Additionally, our investments in foreign subsidiaries subjects us to foreign currency exchange rate risk. We consider our investments in foreign subsidiaries to be denominated in relatively stable currencies and/or of a long-term nature and, accordingly, do not typically manage our related foreign currency exchange rate risk through the use of derivative financial instruments. However, when we paid the Costa acquisition price, we utilized debt denominated in euros, the functional currency of Costa, to reduce a portion of this risk.

Finally, we sell cruises and incur cruise expenses in foreign currencies which subjects us to foreign currency exchange risk. The primary currencies for which we have exchange rate exposure are the U.S. dollar versus both the euro and the UK Sterling. We do not expect that the impact of fluctuations in the foreign currency exchange rate on our foreign currency denominated cruise revenues and expenses to materially affect our results of operations due primarily to the natural hedges, which are expected to exist within our operations, including interest expense on euro denominated borrowings, and the relative stability of the foreign currencies. However, we will continue to monitor such items to determine if any actions, such as the issuance of additional foreign currency denominated debt or use of other financial instruments, would be warranted to reduce such risk.

Exposure to Bunker Fuel Prices

Cruise ship operating expenses are impacted by changes in bunker fuel prices. Bunker fuel consumed over the past three fiscal years ranged from approximately 4.2% in fiscal 2002 to 4.0% in fiscal 2001 and 2000 of our gross cruise revenues. We have typically not used financial instruments to hedge our exposure to the bunker fuel price market risk.

Based upon a 10% hypothetical increase or decrease in the November 30, 2002 bunker fuel price, we estimate that our fiscal 2003 bunker fuel cost would increase or decrease by approximately $19 million compared to fiscal 2002. See "Outlook For Fiscal 2003."

Exposure to Interest Rates

In order to limit our exposure to interest rate fluctuations, we have entered into a substantial number of fixed rate debt instruments. We continuously evaluate our debt portfolio, including interest rate swap agreements, and make periodic adjustments to the mix of floating rate and fixed rate debt based on our view of interest rate movements. Accordingly in 2001, we entered into fixed to variable interest rate swap agreements, which lowered our fiscal 2002 and 2001 interest costs and are also expected to lower our fiscal 2003 interest costs. At November 30, 2002, 81% of the interest cost on our debt was effectively fixed and 19% was variable.

At November 30, 2002, our long-term debt had a carrying value of $3.16 billion. At November 30, 2002, our swap agreements effectively changed $225 million of fixed rate debt with a weighted-average fixed interest rate of 6.8% to Libor-based floating rate debt. In addition, interest rate swaps at November 30, 2002, effectively changed $468 million of euribor floating rate debt to fixed rate debt with a weighted-average fixed interest rate of 5.5%. These interest rate swaps mature through 2006. The fair value of our debt and swaps at November 30, 2002 was $3.33 billion. Based upon a hypothetical 10% decrease or increase in the November 30, 2002 market interest rates, the fair value of our debt and swaps would increase or decrease by $55 million. In addition, based upon a hypothetical 10% decrease or increase in our November 30, 2002 common stock price, the fair value of our convertible notes would increase or decrease by approximately $26 million.

These hypothetical amounts are determined by considering the impact of the hypothetical interest rates and common stock price on our existing debt and interest rate swaps. This analysis does not consider the effects of the changes in the level of overall economic activity that could exist in such environments or any relationships which may exist between interest rate and stock price movements. Furthermore, since substantially all of our fixed rate debt cannot currently be called or prepaid and a majority of our variable rate debt is subject to interest rate swaps which effectively fix the interest rate in the short-term, it is unlikely we would be able to take any significant steps in the short-term to mitigate our exposure in the event of a significant decrease in market interest rates.

Selected Financial Data

The selected consolidated financial data presented below for fiscal 1998 through 2002 and as of the end of each such fiscal year, are derived from our audited financial statements and should be read in conjunction with those financial statements and the related notes.

	Years Ended November 30,				
(in thousands, except per share data and percentages)	**2002**	2001	2000	1999	1998
Statement of Operations and Other Data[a]					
Revenues	**$ 4,368,269**	$ 4,535,751	$3,778,542	$3,497,470	$3,009,306
Operating income	**$ 1,042,059**	$ 891,731	$ 982,958	$1,019,699	$ 896,524
Net income[b]	**$ 1,015,941[c]**	$ 926,200[c]	$ 965,458	$1,027,240	$ 835,885
Earnings per share[b]					
Basic	**$ 1.73**	$ 1.58	$ 1.61	$ 1.68	$ 1.40[d]
Diluted	**$ 1.73**	$ 1.58	$ 1.60	$ 1.66	$ 1.40[d]
Dividends declared per share	**$ .420**	$ .420	$ .420	$ .375	$ .315[d]
Cash from operations	**$ 1,469,032**	$ 1,238,936	$1,279,535	$1,329,724	$1,091,840
Capital expenditures	**$ 1,986,482**	$ 826,568	$1,003,348	$ 872,984	$1,150,413
Available lower berth days[e]	**21,436**	20,685	15,888	14,336	12,237
Passengers carried	**3,549**	3,385	2,669	2,366	2,045
Occupancy percentages[f]	**105.2%**	104.7%	105.4%	104.3%	106.3%

	As of November 30,				
(in thousands, except percentages)	**2002[a]**	2001[a]	2000[a]	1999	1998
Balance Sheet and Other Data					
Total assets	**$12,334,848[g]**	$11,563,552[g]	$9,831,320	$8,286,355	$7,179,323
Long-term debt, excluding current portion	**$ 3,011,969**	$ 2,954,854	$2,099,077	$ 867,515	$1,563,014
Total shareholders' equity	**$ 7,417,903**	$ 6,590,777	$5,870,617	$5,931,247	$4,285,476
Debt to capital[h]	**29.9%**	31.1%	28.6%	15.3%	27.6%

(a) From June 1997 through September 28, 2000, we owned 50% of Costa. On September 29, 2000, we completed the acquisition of the remaining 50% interest in Costa. We accounted for this transaction using the purchase accounting method. Prior to the fiscal 2000 acquisition, we accounted for our 50% interest in Costa using the equity method. Commencing in fiscal 2001, Costa's

results of operations have been consolidated in the same manner as our other wholly-owned subsidiaries. Our November 30, 2000 and subsequent consolidated balance sheets include Costa's balance sheet. All statistical information prior to 2001 does not include Costa. See Notes 5 and 17 in the accompanying financial statements.

(b) Effective December 1, 2001, we adopted SFAS No. 142, which requires us to stop amortizing goodwill and requires an annual, or when events or circumstances dictate a more frequent, impairment review of goodwill. Accordingly, as of December 1, 2001, we no longer amortize our goodwill. If goodwill had not been recorded for periods prior to December 1, 2001, our adjusted net income and adjusted basic and diluted earnings per share would have been as follows (dollars in thousands, except per share data):

	Years Ended November 30,			
	2001	2000	1999	1998
Net income	$926,200	$965,458	$1,027,240	$835,885
Goodwill amortization	25,480	23,046	20,666	17,074
Adjusted net income	$951,680	$988,504	$1,047,906	$852,959
Adjusted earnings per share				
Basic	$ 1.63	$ 1.65	$ 1.71	$ 1.43
Diluted	$ 1.62	$ 1.64	$ 1.70	$ 1.43

(c) Our net income for fiscal 2002 and 2001 includes an impairment charge of $20 million and $140 million, respectively, and fiscal 2001 includes a nonoperating net gain of $101 million from the sale of our investment in Airtours. In addition, fiscal 2002 includes a $51 million income tax benefit as a result of a new Italian investment incentive, which allows Costa to receive an income tax benefit based on contractual expenditures during 2002 on construction of new ships. See Notes 4, 5 and 9 in the accompanying financial statements.

(d) The 1998 per share amounts have been adjusted to reflect a two-for-one stock split effective June 12, 1998.

(e) Represents the total annual passenger capacity, assuming two passengers per cabin, that our ships offered for sale, which is computed by multiplying passenger capacity by ship operating days.

(f) In accordance with cruise industry practice, occupancy percentage is calculated based upon two passengers per cabin even though some cabins can accommodate three or more passengers. The percentages in excess of 100% indicate that more than two passengers occupied some cabins.

(g) Effective December 1, 2000, we adopted SFAS No. 133, which requires that all derivative instruments be recorded on our balance sheet. Total 2002 and 2001 assets include $178 million and $567 million, respectively, which represents the fair value of hedged firm commitments. See Note 2 in the accompanying financial statements.

(h) Represents the percentage of total debt to the sum of total debt and shareholders' equity.

Market Price for Common Stock

Our common stock is traded on the New York Stock Exchange under the symbol CCL. Our intra-day high and low common stock sales prices for the periods indicated were as follows:

	High	Low
Fiscal 2002:		
First Quarter	**$28.62**	**$25.05**
Second Quarter	**$34.64**	**$27.40**
Third Quarter	**$30.90**	**$22.81**
Fourth Quarter	**$29.78**	**$22.07**
Fiscal 2001:		
First Quarter	$34.94	$21.94
Second Quarter	$33.40	$23.60
Third Quarter	$33.74	$25.89
Fourth Quarter	$31.47	$16.95

As of January 29, 2003, there were approximately 4,556 holders of record of our common stock. The Republic of Panama does not currently have tax treaties with any other country. Under current law, we believe that distributions to our shareholders, other than residents of Panama or other business entities conducting business in Panama, are not subject to taxation under the laws of the Republic of Panama. Dividends that we pay to U.S. citizens, residents, corporations and to foreign corporations doing business in the U.S., to the extent treated as "effectively connected" income, will be taxable as ordinary income for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, but generally will not qualify for any dividends-received deduction.

Selected Quarterly Financial Data (Unaudited)

Carnival Corporation

Quarterly financial results for fiscal 2002 were as follows:

	Quarters Ended			
(in thousands, except per share data)	February 28	May 31	August 31	November 30
Revenues	**$ 905,776**	**$ 989,157**	**$1,437,655**	**$1,035,681**
Gross profit	**$ 387,611**	**$ 455,702**	**$ 755,412**	**$ 457,625**
Operating income	**$ 145,812**	**$ 220,411**	**$ 488,424**[(a)]	**$ 187,412**[(a)]
Net income	**$ 129,640**	**$ 194,201**	**$ 500,764**	**$ 191,336**
Earnings per share				
Basic	**$ .22**	**$ .33**	**$ .85**	**$ .33**
Diluted	**$ .22**	**$ .33**	**$ .85**	**$ .33**
Dividends declared per share	**$ .105**	**$ .105**	**$ .105**	**$ .105**

(a) Includes a $17 million and a $34 million income tax benefit in the August 31 and November 30 quarters, respectively, from Costa, resulting from a new Italian investment incentive law. In addition, the August 31 quarter includes a $20 million impairment charge.

Quarterly financial results for fiscal 2001 were as follows:

	Quarters Ended			
(in thousands, except per share data)	February 28	May 31	August 31	November 30
Revenues	$1,007,606	$1,079,125	$1,489,918	$ 959,102
Gross profit	$ 407,486	$ 477,791	$ 770,540	$ 411,204
Operating income	$ 138,941	$ 207,907	$ 425,346	$ 119,537
Net income	$ 127,950[(a)]	$ 186,963[(b)]	$ 494,975[(c)]	$ 116,312[(d)]
Earnings per share				
Basic	$ .22	$ .32	$ .84	$ .20
Diluted	$ .22	$ .32	$ .84	$ .20
Dividends declared per share	$ .105	$ .105	$ .105	$ .105

(a) Includes a $13 million gain from a settlement agreement with the manufacturers of some of our ship propulsion systems to reimburse us for lost revenues and expenses incurred due to disruption in service during 2000.

(b) Includes a $16 million gain from the sale of our interest in CRC, partially offset by $9 million of short-term investment write-downs and $6 million of estimated litigation expenses.

(c) Includes a $101 million impairment charge and $7 million of estimated litigation expenses, partially offset by a gain of $101 million from the sale of our investment in Airtours.

(d) Includes a $39 million impairment charge, partially offset by $4 million of net nonoperating income related to litigation.

Corporate Information

Carnival Corporation

Executive Officers

CARNIVAL CORPORATION

Micky Arison
Chairman of the Board and Chief Executive Officer

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer

Richard D. Ames
Senior Vice President Management Advisory Services

Gerald R. Cahill
Senior Vice President Finance and Chief Financial and Accounting Officer

Ian J. Gaunt
Senior Vice President International

Arnaldo Perez
Senior Vice President, General Counsel and Secretary

Kenneth D. Dubbin
Vice President Corporate Development

Lowell Zemnick
Vice President and Treasurer

CARNIVAL CRUISE LINES

Robert H. Dickinson
President and Chief Operating Officer

COSTA CROCIERE S.p.A.

Pier Luigi Foschi
Chairman and Chief Executive Officer

CUNARD LINE LIMITED

Pamela C. Conover
President and Chief Operating Officer

HOLLAND AMERICA LINE INC.

A. Kirk Lanterman
Chairman of the Board, President and Chief Executive Officer

Board of Directors

Micky Arison
Chairman of the Board and Chief Executive Officer
Carnival Corporation

Shari Arison
Chairman
Arison Holdings (1998) Ltd.

Maks L. Birnbach
Chairman of the Board
Fullcut Manufacturers, Inc.

Richard G. Capen, Jr.
Former United States Ambassador to Spain
Corporate Director, Author and Business Consultant

Robert H. Dickinson
President and Chief Operating Officer
Carnival Cruise Lines

Arnold W. Donald
Chairman and Chief Executive Officer
Merisant Company

James M. Dubin
Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Howard S. Frank
Vice Chairman of the Board and Chief Operating Officer
Carnival Corporation

A. Kirk Lanterman
Chairman of the Board, President and Chief Executive Officer
Holland America Line Inc.

Modesto A. Maidique
President
Florida International University

Stuart Subotnick
General Partner and Executive Vice President
Metromedia Company

Sherwood M. Weiser
Chairman of the Board and Chief Executive Officer
The Continental Companies, LLC

Meshulam Zonis
Former Senior Vice President Operations
Carnival Cruise Lines

Uzi Zucker
Senior Managing Director
Bear, Stearns & Co. Inc.

Other Information

Corporate Headquarters
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
1-305-599-2600

Independent Certified Public Accountants
PricewaterhouseCoopers LLP
200 South Biscayne Boulevard, Suite 1900
Miami, Florida 33131-2330

Registrar, Stock Transfer Agent and Dividend Reinvestment Plan Administrator
SunTrust Bank
CC 258
P.O. Box 4625
Atlanta, Georgia 30302-4625
1-800-568-3476

Legal Counsel
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Shareholder Information
Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, press releases and other documents, as well as information on our cruise brands are available through our home page at *www.carnivalcorp.com.*

You may also obtain copies of this information by contacting investor relations at our corporate headquarters.



CARNIVAL
CORPORATION

Carnival Place, 3655 N.W. 87th Avenue
Miami, Florida 33178-2428
www.carnivalcorp.com